                                  STANTEC INC.

                               2003 ANNUAL REPORT

                                 [STANTEC LOGO]

                                     STANTEC
                                   REPORT CARD
                                    1954-2004

                          STANTEC STARTED WITH A DREAM.

   And the dream continued to grow over the years. Our success did not happen through circumstance or luck, but through innovation, adaptation, and hard work.
     Here is a report of our achievements over the past 50, 10, and 5 years.

                           GOALS                         ACHIEVED                             COMMENTS
-------------------------------------------------------- -------- ------------------------------------------------------------
50 YEARS AGO

1. Provide civil engineering services in western            -     Stantec provided engineering services for much-needed water
   Canada ..............................................          supply and sewage systems, roadwork, and bridges throughout
                                                                  Alberta during the 1950s. Today Stantec provides civil
                                                                  engineering services across North America.

2. Provide professional services internationally .......    -     Stantec secured its first international project in Malaysia in 1967. By 1970 the Company had projects in Malaysia,
                                                                  Jamaica, the Philippines, South Korea, Belize, and Vietnam.
                                                                  Today Stantec undertakes infrastructure projects around the world.

3. Diversify beyond the civil engineering                   -     Stantec added a broad variety of new services and
   disciplines .........................................          disciplines beyond civil engineering beginning in the late
                                                                  1970s and continuing through the '80s and '90s and into the new millennium.

4. Expand beyond western Canada ........................    -     By 1976 Stantec had five regional branch offices in Canada.
                                                                  The Company embarked on expansion into the US in 1991. Today
                                                                  Stantec has over 40 offices across North America.
10 YEARS AGO

5. Become a publicly traded company ....................    -     Stantec completed its initial public offering in March 1994.

6. Continue to expand services and locations ...........    -     Since 1994 Stantec has completed more than 40 acquisitions and increased staff numbers from about 900 to close to
                                                                  4,000.

5 YEARS AGO

7. Create a single-brand identity for the Company ......    -     Stantec consolidated its operations under a new global,
                                                                  single-brand identity in 1998. In 2003 Stantec undertook an initiative to enhance its brand recognition, launching an
                                                                  updated branding program that reflects the quality,
                                                                  strength, and vitality of the Company.

8. Refine the Company's business model .................    -     Stantec's unique 3-D business model of geographic
                                                                  diversification, practice area specialization, and provision of services in all phases of the infrastructure life cycle allows the Company to manage risk while growing revenue and earnings.

9. Grow the Company between 10 and 25% annually through     -     In 1998 Stantec established a vision to become one of the
   a 10-year growth plan ...............................          top 10 global design firms with 10,000 employees and $1
                                                                  billion in annual revenue by 2008. At the five-year mark,
                                                                  Stantec is a $460 million company with almost 4,000
                                                                  employees.

10. Strengthen internal systems and processes to support    -     Since 2000 Stantec has invested resources in developing its
    growth plan ........................................          systems and processes and training employees. In 2003 a new, integrated business information system was implemented for managing projects, financial information, human resources, and business intelligence.

5-YEAR TRACK RECORD--HIGHLIGHTS

  Years ended December 31        2003        2002          2001        2000        1999
 (in thousands of dollars)                (restated)    (restated)
---------------------------- -----------  ----------   -----------  ----------  ----------
Gross revenue                   459,942      428,456      356,942      265,568     211,929
Net revenue                     391,396      365,148      298,772      221,263     169,908
Income before taxes              39,268       33,095       27,306       20,867      16,153
Net income                       25,070       20,192       15,370       11,226       8,561
Current assets                  177,629      163,261      121,267       94,183      82,735
Current liabilities             128,506       99,295       88,487       68,667      51,087
Property and equipment           67,670       51,747       41,371       36,938      19,875
Long-term debt                   31,159       41,730       15,652       13,893      15,013
Shareholders' equity            160,528      151,426      107,450       92,233      63,573
Gross revenue backlog           310,380      299,801      259,185      192,238     149,615
Net cash (bank indebtedness)
  position                       (9,808)      29,202       (7,145)       3,426       1,070

Earnings per share - basic         1.37         1.12         0.92         0.78        0.60
Earnings per share - diluted       1.31         1.07         0.88         0.76        0.59
Book value per share               8.76         8.28         6.38         5.54        4.46
Current ratio                      1.38         1.64         1.37         1.37        1.62
Debt to equity ratio               0.34         0.22         0.30         0.22        0.37
Price earnings ratio              16.13        14.91        13.99         9.94        9.20

Weighted average number of
  shares outstanding         18,329,960   17,987,358   16,742,730   14,374,264  14,308,660
Shares outstanding           18,327,284   18,282,720   16,846,340   16,668,340  14,247,970
Shares traded                 5,163,000    4,553,100    8,907,200    4,551,610   4,231,992
High                              23.48        20.50        14.25         8.00        5.75
Low                               14.50        12.88         7.25         5.25        4.85
Close                             22.10        16.70        12.88         7.75        5.50

                                   [BAR CHARTS]

2003 HIGHLIGHTS

-     Ranked #3 on The Zweig Letter Hot Firm 2003 List of the 100
      fastest-growing architecture and engineering firms in the US between 1999 and 2002.

- Achieved an increase in gross revenue of 7.3% to $459.9 million from $428.5 million in 2002, with net revenue increasing 7.2% to $391.4 million, net income increasing 24.2% to $25.1 million, and basic earnings per share increasing 22.3% to $1.37.

- Chosen by the US Federal Highway Administration to act as the prime contractor for the Long Term Pavement Performance (LTPP) Program in the North Central Region. This three-year assignment, which involves pavement performance studies in 15 north central states and two provinces, is the latest in a series of contracts undertaken with the LTPP Program over the past 15 years.

- Ranked #54 on the Engineering News Record's listing of Top 150 Global Design Firms, rising from #61 in 2002 (ranking by fee volume).

- Received the 2003 National Clean Water Act Recognition Award for Medium Advanced Plants from the US Environmental Protection Agency for the Kalispell Wastewater Treatment Plant Biological Nutrient Removal Process Expansion project in Montana.

- Listed #28 on the Swedish Federation of Consulting Engineers and Architects' survey of the World's Top 200 Consulting Engineering and Architectural Groups, rising from #33 in 2002 (ranking by number of employees).

- Awarded an assignment to design a water treatment plant for the Metro Air Park at the Sacramento International Airport that will be the first in California to comply with new arsenic content restrictions.

- Continued to fulfill growth strategy by acquiring Architectura in Vancouver, British Columbia; ESG International in Guelph, Ontario; Optimum Energy Management in Calgary, Alberta; and the Inner Dimension Design Group in Regina, Saskatchewan. Following the first quarter of 2004, expect to create a new US region for the Company pending the completion of the planned acquisition of The Sear-Brown Group.

- Awarded the Polo Ralph Lauren Warehouse Expansion project in Greensboro, North Carolina. The contract required the creation of a space to support a materials handling and storage system--an area equivalent to almost six football fields.

- Named the Airport Revenue News' Best Concessions Poll 2003 1st Place Winner in three categories: Large Airports (Chicago O'Hare International Airport--Retail Master Plan and Design Guidelines project), Medium Airports (Chicago Midway Airport--Retail Planning and Design Guidelines project), and Small Airports (San Antonio Airport--Retail Space project).

[BAR CHART]

[BAR CHART]

[LINE GRAPH]

[PICTURE]

OUR VISION

Stantec's goal is to become one of the top 10 global design firms. To achieve this vision, we will continue to pursue excellence in design and project delivery and to follow an orderly growth plan that builds on our solid foundation.

OUR PEOPLE

At Stantec our people are the backbone of our Company. In this annual report, we are proud to feature 50 of the "Great Faces of Stantec"--employees who are recognized by their peers as representative of our Company's spirit.

[50* YEARS LOGO]

Stantec Inc. 2003 Annual Report                                                1

EVOLUTION

2003 was a milestone year in the evolution of our Company--our 50th year of operation, our 10th year as a publicly traded company, and, I am proud to note, my fifth year as President & CEO. We have arrived at this pivotal point in time for our Company because we are united behind a common vision and committed to putting our heart and soul into our projects with our clients, maintaining our solid business principles, and pursuing an orderly growth plan through our focused business model.

Our ability to adjust to changes in a challenging economic climate allowed us to maintain our long-standing track record of strong performance in 2003. In doing so, we achieved our 50th year of uninterrupted profitability--another impressive milestone in our Company's history. Gross revenue increased to $459.9 million, up 7.3% from 2002; net revenue increased to $391.4 million, up 7.2%; net income increased to $25.1 million, up 24.2%; and basic earnings per share increased to $1.37, up 22.3%. This consistent performance contributed to an increase of 32.7% in shareholder value during the year.

[PICTURE OF TONY FRANCESCHINI]

Tony Franceschini, P.Eng., President & CEO

2                                                Stantec Inc. 2003 Annual Report

In 2003 our focus was on continuing to evolve our dynamic Company, not by changing our business model or operating philosophy, but by strengthening our systems and processes to support our future. To this end, we undertook 11 Company-wide initiatives during the year, including a reorganization of our balanced leadership organization structure, the implementation of a new business information technology system, and investment in learning and training programs for our employees. We also introduced an improved employee performance development review process and human resources information management system. With this solid foundation, we are ready to take advantage of any opportunity that develops in the infrastructure and facilities professional services industry.

Along with our internal infrastructure, we continue to unfold our growth plan, adding the people, expertise, and services we need to gain momentum in our marketplace. Stantec's business model is based on three key strategic drivers--diversifying our operations in distinct geographic regions, specializing in distinct but complementary practice areas, and providing professional services in all phases of the infrastructure and facilities project life cycle. In 2003 we strengthened our Company through the acquisition of four firms. In Vancouver, British Columbia, we added Architectura, which expanded the depth and breadth of our Architecture & Interior Design practice area to a top-tier level across Canada. We also continued to strengthen and expand existing operations in Regina, Saskatchewan, with the integration of the Inner Dimension Design Group and in Calgary, Alberta, with the addition of Optimum Energy Management. And we enhanced our Environmental Management practice by adding ESG International in Guelph, Ontario.

Immediately following the first quarter of 2004, we expect to create a new US region for our Company pending the completion of the planned acquisition of The Sear-Brown Group. This upcoming acquisition will establish a presence for Stantec in the US Northeast, providing a vital new market for our services and a platform for further expansion. With Rochester, New York, as its hub, the region will include eight locations in New York State as well as offices in Cleveland, Ohio; State College, Pennsylvania; and Guaynabo, Puerto Rico. The integration of Sear-Brown will also bring our Company into the US biopharmaceuticals sector. We are excited about our expansion into this growing market and expect that it will result in rewarding new business.

As Stantec continues to grow and develop, our financial condition remains robust and liquid. We have a very strong balance sheet with a sustainable level of debt and unused capacity in our existing credit facilities. This financial strength positions us well to continue to pursue appropriate investments in our future.

Even as we reflect on how far we have evolved over the years, we are excited about how far we can still develop. Stantec's current vision--which we established in 1998--is to become one of the top 10 global design firms by the year 2008, and in 2003 we reached the halfway mark in our 10-year growth plan. To achieve our objective, we will continue to pursue excellence in design and project delivery and to follow an orderly growth plan that builds on our solid foundation. Our strategic focus is to extend our reach in North America and selected international markets, where we see the potential to grow new regions and develop new markets for our services.

Stantec Inc. 2003 Annual Report                                                3

Throughout our rich history, we have remained true to the principles that guided our founder, Dr. Don Stanley, in 1954: look after our clients, excel in our work, operate cost effectively, and motivate our employees. Although advances in technology have dramatically changed the way we deliver our projects, what we deliver has not changed, namely, good client service. But where we were once a local operation serving a few clients in northern Alberta, we are now a global organization serving several thousand clients across North America and internationally. With bold ideas and determination, our employees are still generating great projects that enhance the quality of life all around us. Our projects create the communities where we live, the fresh air we breathe, the clean water we drink, and the safe roads we travel, among many other of life's necessities.

The range of services we now offer in our specialist practice areas allows us to undertake diverse projects of any size for both public and private sector clients in our industry. Projects as diverse as the Alberta Heart Institute, the Stallion Mountain Master Planned Community, the Lou Romano Water Reclamation Plant, and the New Jersey Department of Transportation Pavement Management Systems II project. In Edmonton, Alberta, we are proud to be acting as the prime design consultant for the development of the Alberta Heart Institute, a new state-of-the-art health care facility. Scheduled to open in 2005, the institute will bring together the best in cardiac patient-care services, research, and education to serve a population of approximately 1.6 million people across Alberta and western Canada. In Las Vegas, Nevada, we are providing planning, engineering, surveying, and landscape architecture services for the redevelopment of a 260-acre (105-hectare) portion of the Stallion Mountain golf course community for residential use. This project also includes lake reclamation, a practice not commonly incorporated into land redevelopment. Our skills are also being used in an expansion and upgrade to secondary treatment of the Lou Romano Water Reclamation Plant, the largest capital work project to date to be carried out by the City of Windsor in Ontario. In addition, we continue to provide infrastructure management and pavement engineering services for the New Jersey Department of Transportation Pavement Management Systems II project, including analysis of all state-maintained and county roads, more than 20,000 miles (32,180 kilometres) of pavement.

Since our beginning, passion for our work has been a major force behind our business. Like Dr. Stanley, we love what we do, and it shows in the success of our Company. As we embark on the next 50 years of our evolution, we remain committed to delivering the highest quality services and solutions to our clients, honoring our time-proven business principles, and executing our focused business strategy. It is indeed a pivotal point in time for our Company, and with our talented, dedicated employees, we are taking hold of our future.

I wish to extend my sincere appreciation to our employees for their continued commitment to our shared vision and to thank our board of directors, clients, and shareholders for their ongoing confidence and support.

/s/ Tony Franceschini
------------------------
Tony Franceschini P.Eng.
President & CEO

4                                                Stantec Inc. 2003 Annual Report

COMMUNITY INVESTMENT

Throughout our history, Stantec has been a caring company. Fifty years ago, our founder, Dr. Don Stanley, himself a president of the local chamber of commerce and active in the Rotary Club and the YMCA, expressly encouraged his first employees to be involved in their communities in northern Alberta. Today, with almost 4,000 people in our organization, we strive to enhance the knowledge, prosperity, health, and quality of life of the communities in which we work throughout North America. Through donations of our time, expertise, and funds, we formally support endeavors in five major categories: youth and education, health, community service, arts, and public/civic affairs.

For example, in 2003 Stantec's office in Kitchener, Ontario, acted as one of 18 sponsors of the Solar Technology Education Project at the University of Waterloo (U of W) in Ontario. This initiative, the first-ever student-designed solar project at a university campus in Canada, involves the installation of 36 solar panels on the roof of the U of W's Federation Hall. The students' goal is to use the solar array as a demonstration project for promoting awareness of renewable energies and solutions for climate change. Our Company donated enough funds to the project to buy four of the 36 panels.

Driven by their community spirit, Stantec staff in Salt Lake City, Utah, joined other members of the Utah division of the American Consulting Engineers Council as volunteers in a yearlong community service campaign to assist municipalities in the Salt Lake City area with local activities. Over the year, they participated in a cleanup of Jordan River, a blood drive, and Fish Daze. Complete with casting contests, Fish Daze was a festival celebrating the opening of a new park and fishing pond--stocked with trout--in Murray City.

In Edmonton, Alberta, staff representing Stantec searched their closets for outrageous outfits to wear while playing in the first annual Henry Singer "Bad Pants" Open golf tournament held to raise funds for the new Alberta Heart Institute. Slated for completion in 2005, this prestigious health care facility will provide the most advanced treatment and research available in cardiac patient-care today. Stantec is also supporting the institute through a five-year pledge of funds, and representatives of the Company currently sit on the Alberta Heart Institute Strategy Council.

Throughout the year, successful fundraising campaigns in all Stantec locations resulted in donations to the United Way, the Juvenile Diabetes Research Foundation, the American Cancer Association, the Heart and Stroke Foundation, the Canadian Cancer Society, and many other worthwhile organizations.

These are only a few examples of the many ways Stantec is a caring company, continuing our legacy of helping to build strong communities where we live and work across North America.

Stantec Inc. 2003 Annual Report                                                5

[PHOTO]

Our Company's three presidents (circa 1998)--Tony Franceschini (1998 to present), Dr. Don Stanley (1954 to 1983), and Ron P. Triffo (1983 to 1998).

EVOLUTION OF A COMPANY

Our Company began 50 years ago with a dream. Our founder, Dr. Don Stanley, a Harvard graduate in environmental engineering, set out to improve the quality of life in small towns in western Canada by designing innovative, economically feasible municipal water supply and sewage systems. In 50 short years, we have evolved from his one-person consulting engineering business working out of a 250-square foot office in Edmonton, Alberta, into an almost 4,000-person multidiscipline design firm operating from over 40 offices across North America. Our success has not happened by circumstance or luck, but by innovation, adaptation, and hard work.

6                                                Stantec Inc. 2003 Annual Report

From the beginning, we built the Company on solid business practices focused on operating efficiently and providing quality services--a straightforward, elegant approach that launched a 50-year tradition of meeting our clients' needs and achieving consistent, profitable growth in revenue and earnings. From this foundation, we have developed a sustainable business model that allows us to manage risk while continuing to pursue an orderly growth plan. It is a three-dimensional model based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle.

But even a brilliant business model is of little value without great people to execute it. It takes passionate and dedicated employees to sustain a successful business for 50 years. Throughout our history, our people have been the backbone of our Company, contributing the talent, expertise, and skills that define our projects and culture. With a deep commitment to excellence in project design and delivery and the enthusiasm to seek out new opportunities for the future, they continue to empower our growth and development.

At Stantec our goal is to become one of the top 10 global design firms, and our track record shows that we can deliver. People, passion, and progress have made our Company what it is today and created the foundation for what it will be tomorrow. In the pages that follow, we invite you to examine our performance, look at the depth and breadth of our capabilities, and then assess both our position and strategy for long-term growth. We are confident that you will see a Company that can continue to create value for our clients, shareholders, and employees well into the future.

[PICTURE]

In 1962 the Company operated from offices above a local grocery store in Edmonton, Alberta.

[PICTURE]

Today our Company is headquartered at Stantec Centre, a three-tower office complex in downtown Edmonton.

Stantec Inc. 2003 Annual Report                                                7

50 YEARS AGO ...

[PICTURE]

In 1957 we were involved in a transportation study of 86th Avenue in Edmonton.

We set a goal to provide much-needed civil engineering services in western
Canada.

In 1954 our founder, Dr. Don Stanley, traveled 27,000 kilometres (17,000 miles) in four months offering "sanitary engineering" services to communities in rural Alberta, British Columbia, and Saskatchewan, which were still primarily agricultural. He was initially awarded two small projects in Irma and Rycroft, Alberta. As a result of his promotional efforts, the Company's main work in the first few years was upgrading small towns in western Canada from outhouses, wells, and septic tanks to municipal water supply and sewage systems. With the addition of partners with long-time experience in transportation, the Company also focused on designing roadwork and bridges throughout Alberta, including overpasses, underpasses, and railway and river crossings. In 1957 we were the first engineering company to carry out transportation and traffic studies for the City of Edmonton. The following year the Company was part of an engineering team involved in redesigning the Peace River Bridge at Taylor, British Columbia, on the Alaska Highway. That year we also undertook our first sanitary engineering project in British Columbia--the design of a sewage treatment plant in Penticton.

8                                                Stantec Inc. 2003 Annual Report

[PHOTO OF DR. DON STANLEY]

Dr. Don Stanley was one of the first North Americans to earn a doctorate in environmental engineering from Harvard University in 1952.

[PICTURE]

In 1958 work began on the first sewage treatment plant in Penticton, British Columbia.

The 19th Street Bridge in Saskatoon, Saskatchewan, was one of our early bridge projects.

[PICTURE]

The traffic and transportation studies we conducted for the City of Edmonton in 1957 included access roads to the Low Level Bridge.

[PICTURE]

In the early 1960s, we completed feasibility studies for the 127th Street Underpass project and other railway crossings in Edmonton.

[PICTURE]

Stantec Inc. 2003 Annual Report                                                9

[PICTURE]

Boats in the Kuala Lumpur area of Malaysia, where we undertook our first international project in 1967.

[PHOTO]

Dr. Stanley (second from left) traveled to Kingstown, Jamaica, to sign the Four Towns Water Supply Studies and Designs project contract.

[PICTURE]

The road design project we completed in Zambia in the 1980s involved training of over 300 local employees.

WE SET A GOAL TO PROVIDE SERVICES INTERNATIONALLY.

Guam was one of the locations where our International group worked in the 1980s designing a water treatment plant.

[PICTURE]

With close to 50 employees, we obtained our first international project--a review of a sewerage system--in Kuala Lumpur, Malaysia, in 1967. Other international projects soon followed, including a study and review of proposed water supply systems for approximately 250,000 people in four towns in Jamaica. By 1970 we were completing projects in Malaysia, Jamaica, the Philippines, South Korea, Belize, and Vietnam--all managed from our western Canada operations. And in 1977 we officially established our International group to focus on services and projects in water resources engineering, highway and transportation planning, solid waste management, and buildings for overseas clients. Our international expertise was recognized in 1983 when we were one of 14 companies to receive the Canada Export Award for our initiative, perseverance, and entrepreneurial flair as well as earning Alberta's top export honor, the International Marketing Award. Today our International group provides services in the Caribbean as well as undertaking individual project assignments with clients in designated areas around the world.

10                                               Stantec Inc. 2003 Annual Report

WE SET A GOAL TO DIVERSIFY BEYOND THE TRADITIONAL CIVIL ENGINEERING DISCIPLINES.

Following our first 20 years, when our focus was engineering design for water supply, sewage, and transportation projects, we set out to diversify our services in 1976. That year, with five regional branch offices and over 165 employees, we completed our first acquisition--of Calgary firm Strong, Lamb, and Nelson--adding 125 staff to our family as well as services in the urban land area. The subsequent acquisition of Cheriton Associates established our presence in the buildings market with mechanical and electrical engineering services. We continued to add new services beyond the traditional civil engineering disciplines during the early 1980s, and in 1983 management implemented a major diversification of services as well as geographic expansion. The acquisition of Pavement Management Systems Ltd. in 1984 helped us realize this goal, adding state-of-the-art technology and services in pavement infrastructure management. By 1985 our Saskatchewan operation had developed a leading capability in the gas distribution field, and we continued to evolve expertise in water and wastewater plant design--to a level without parallel in western Canada--as well as the strongest light rail transit design and project management capability in the region. With further growth in the late '80s and early '90s came the addition of interior design services, industrial electrical expertise, and structural engineering services for bridges and sports facilities.

Diversification allowed us to enter the industrial sector, where we obtained projects such as the design of the Sulfer Works Sulphur Plant in the 1990s.

[PICTURE]

The addition of structural engineering services helped us secure the Saddledome Parkade project in Calgary, Alberta, in the 1980s.

[PICTURE]

We added services in the urban land area through our first acquisition in 1976.

[PICTURE]

We entered the airports and aviation sector in the 1980s, providing structural engineering services for the Calgary International Airport.

[PICTURE]

Stantec Inc. 2003 Annual Report                                               11

WE SET A GOAL TO EXPAND BEYOND WESTERN CANADA.

Our Company grew gradually throughout the early years, first expanding to British Columbia and Saskatchewan and then to Manitoba. By 1976 we had established five regional branch offices in Canada. Our operations continued to grow in Canada through the 1980s--including expansion to Ontario--with employee numbers topping 500. In 1991 we embarked on expansion into the US with our first US acquisition, in Phoenix, Arizona. The addition established a base for specialty services and future growth in the Southwest. Our early US project work included providing pavement management and consulting services in the airports and aviation area for the Phoenix Sky Harbor International Airport and its two satellite facilities.

[PHOTO OF RON.P.TRIFFO]

Ron P. Triffo was appointed President of the Company in 1983.

[PICTURE]

One of our early US projects was providing pavement management services for the Phoenix international airport.

[PICTURE]

We began providing urban land services for residential community developments in Arizona in the early 1990s.

[PICTURE]

Expansion to Ontario led to providing environmental infrastructure services for facilities such as the Canadian War Museum in Hamilton.

12                                               Stantec Inc. 2003 Annual Report

10 YEARS AGO . . .

[PICTURE]

Our Company completed its initial public offering in 1994.

[PICTURE]

The Alberta-Pacific Athabasca Pulp Mill project, completed in 1993, brought us into the forest products sector.

[PICTURE]

Work began on McKenzie Lake, a residential community development in Calgary, Alberta, in 1988 and continued into the 1990s.

WE SET A GOAL TO BECOME A PUBLICLY TRADED COMPANY.

With a proven track record of 40 years of uninterrupted profitability to our credit, we completed an initial public offering in March of 1994 to make room for a transition in ownership and to support a new plan to raise capital for growth. The Company was listed on the Toronto Stock Exchange, and the move was eminently successful. In the years since, our gross revenue, net income, and basic earnings per share have grown at an impressive compound average annual rate of 20%, 22%, and 15% respectively. Our consistent performance has improved shareholder value by over 500% during this period.

Stantec Inc. 2003 Annual Report                                               13

[PICTURE]

We grew our industrial services to include engineering design for the automotive manufacturing industry through acquisitions completed in 1997.

[PICTURE]

Our involvement with the Confederation Bridge, a co-structural design and construction management project 10 years in the making, earned us a global reputation in bridge design.

[PICTURE]

Since the early 1990s, we have evolved a leading capability in biological nutrient removal process design for advanced wastewater treatment.

[PICTURE]

Through expansion in the southwest US, we provided landscape architecture services for the New York, New York Hotel and Casino project in Las Vegas, Nevada, in 1997.

We reaffirmed our goal to continue growing the Company by expanding our services and geographic locations.

In 1995 we reached a major milestone in our evolution when our employee numbers topped 1,000 following the completion of six major acquisitions that strengthened our market position in Manitoba, Alberta, Arizona, and the Ottawa area of Ontario. Two years later, the addition of regional leader Paragon Engineering marked another major Ontario expansion. Further acquisitions in 1997 quickly increased our staff numbers to 1,700. Altogether, since 1994 we have integrated over 40 firms and more than 2,800 employees into the Stantec family from throughout Canada, the US, and the Caribbean.

14                                               Stantec Inc. 2003 Annual Report

Tony Franceschini became President & CEO in 1998.

[PHOTO OF TONY FRANCESCHINI]

5 years ago ...

We set a goal to create a single-brand identity for our Company.

To support our business model, we launched a new global, single-brand identity, Stantec, in 1998 and began to deliver all Company professional services through an integrated, client-focused approach. Prior to that time, we had several identities in different regions, including Stanley in western Canada and Stantech in the southwest US. The move was a major achievement--in a two-month period, we sought and received shareholder approval to change the name of over 30 companies and 2,000 staff, completely rearranged our marketing materials, business cards, and letterheads, and informed all our clients. In 2003 we undertook another exciting Company-wide initiative to enhance our brand recognition, rolling out an updated branding program--including new stationery and marketing materials--that proudly reflects the quality, strength, and vitality of our Company.

[STANTEC LOGO]

The Stantec logo adopted in 1998 includes a globe with a stylized S. It is the end product of a process that started 50 years ago when Dr. Stanley first used the letter S to brand the Company.

[PICTURE]

In 2003 we updated our branding program to strengthen our brand recognition.

Stantec Inc. 2003 Annual Report                                               15

WE SET A GOAL TO REFINE OUR BUSINESS MODEL.

Geographic diversification: Growth in Ontario's Greater Toronto Area in 2002 led to providing project management services for the development of the National Trade Centre.

[PICTURE]

Practice area specialization: Acquisitions completed in 2002 and 2003 strengthened our Environmental Management practice area, giving us one of the largest ecotoxicity testing labs in North America.

[PICTURE]

Infrastructure life cycle: Projects like the Canada Sound Stage, involving the reuse of a historic building, increased our work in the maintenance phase in 2002.

[PICTURE]

In the late 1990s, we introduced a focused, three-dimensional business model to enable us to manage risk while pursuing our objective of continuing to grow our revenue and earnings. Focused on the infrastructure and facilities sector, it incorporated geographic diversification, practice area specialization, and provision of services in all phases of the infrastructure life cycle. The model promised to ensure that we would not be dependent on any single geographic region, practice area, or life cycle solution for our business.

Five years later, our model has proven to be sustainable. Today we operate in four geographic regions in North America--Canada West, Canada Central, the US Southwest & West, and the US Southeast. In total we have offices in five provinces and 11 states. We also serve selected international markets in the Caribbean as well as working with clients in designated areas around the world. We provide services in 16 distinct specialist practice areas grouped into five market segments--Buildings, Environment, Industrial, Transportation, and Urban Land. And we offer specialized services in five life cycle phases--planning, design, construction, maintenance, and decommissioning. By cross-selling our expertise among our regions and practice areas, we are able to offer a full complement of services delivered through one source to clients in both the public and private sectors.

As we evolve, we continue to strengthen our model by expanding our geographic reach, bolstering our practice areas, and increasing our work in the five life cycle phases. In 2003 we achieved several key growth objectives--strengthening our existing services and operations in Regina, Saskatchewan; boosting our Architecture & Interior Design and Environmental Management practices to a top-tier level across the Company; and adding specialized energy management services to our Power, Resources & Chemicals practice area. Following the first quarter of 2004, we will celebrate the creation of a new US Northeast region for our Company, with additional offices in New York, Ohio, Pennsylvania, and Puerto Rico. Our plan going forward is to continue our growth in all current regions while expanding outside our existing regions by integrating firms that provide services in our services matrix. In addition, our strategy is to increase the depth of our expertise in our current practice areas, particularly in the Transportation and Environment market segments, both within and outside our existing regions. We are also excited about the opportunities we will have to grow services in the biopharmaceuticals sector as a result of the acquisition to be completed following the first quarter of 2004.

16                                               Stantec Inc. 2003 Annual Report

[PICTURE]

We are boosting our reputation for creative architectural design through projects like the futuristic Lake City Skytrain Station in Burnaby, British Columbia.

[PICTURE]

Our growth to a full-service multidiscipline design firm is evidenced by the Alberta Heart Institute project in Edmonton for which we are acting as the prime design consultant.

[PICTURE]

Through projects like the Ellerslie Overpass in Edmonton, we are building on our strong foundation in roadwork and bridge design.

WE SET A GOAL TO GROW THE COMPANY BETWEEN 15 AND 25% ANNUALLY THROUGH A 10-YEAR GROWTH PLAN.

In 1998 we took another bold step to facilitate our growth, setting a goal to become one of the top 10 global design firms with 10,000 employees and $1 billion in annual revenue by the year 2008. The 10-year plan established to reach this objective relies on growing our Company between 15 and 25% annually, and at the five-year mark, we are squarely on schedule. Stantec is now a $460 million company with close to 4,000 employees operating out of more than 40 offices. In 2003 our size earned us a 54th-place ranking on the Engineering News Record's list of Top 150 Global Design Firms, rising from #61 in 2002, and a 28th-place listing on the Swedish Federation of Consulting Engineers and Architects' survey of the World's Top 200 Consulting Engineering and Architectural Groups. We were also ranked among the top three hot firms on The Zweig Letter Hot Firm List--which monitors the fastest-growing architecture and engineering firms in the US--for the third consecutive year.

Stantec Inc. 2003 Annual Report                                               17

WE SET A GOAL TO STRENGTHEN OUR INTERNAL SYSTEMS AND PROCESSES TO SUPPORT OUR GROWTH.

At Stantec we know that our growth to 10,000 employees and $1 billion in annual revenue will require not only a focused, sustainable business model but also a solid, integrated infrastructure and well-trained, informed, and equipped staff. To this end, since the year 2000 we have invested resources in developing our internal systems and processes and providing ongoing training for our employees. The first phase of improvement focused on ensuring that our information technology systems were secure and manageable by moving to 100% hardware and software compliancy and compatibility across the Company. In 2003 we completed the second phase--the implementation of a new, integrated business information system for managing our projects, financial information, human resources, and business intelligence. We also refined our organization structure during the year, as well as initiating training programs to support our employees and introducing an improved employee performance development review process and human resources information management system. During 2004, we will continue to update our internal systems and processes in order to keep our staff among the best-trained, best-informed, and best-equipped employees in our industry and to maintain a solid base for further growth.

[PICTURE]

Our Marketing Knowledge Center, introduced in 2003, provides employees with a full range of marketing materials, tools, and information.

[PICTURE]

In 2001 we implemented our Company intranet--StanNet--a Web-based information resource for all Stantec employees.

[PICTURE]

Since 2000 we have moved to 100% hardware and software compliancy and compatibility across the Company to ensure the security of our information technology systems.

18                                               Stantec Inc. 2003 Annual Report

[PICTURE]

We continue to be recognized as an innovator of environmental solutions that promote sustainability, including providing biological monitoring services.

[PICTURE]

We look forward to evolving services in the growing biopharmaceuticals sector, where we are providing project management services for the development of the Centre for Cellular and Biomolecular Research in Toronto, Ontario.

STANTEC'S SUCCESS ...

Stantec's success did not happen overnight. It was built by decades of perseverance, determination, and hard work. As we complete our 50th year in business, we are committed to ensuring that the next 50 years are as remarkable as the first.

At Stantec we have the same objectives for the future that we have always had in the past--to grow our Company responsibly and to deliver high-quality services that contribute positively to the world around us. We are confident that we can achieve our goals because we have built an organization of dedicated people with the spirit, imagination, and commitment to execute our operating plan. Ours is a sustainable, long-term strategy backed by sound business principles, financial strength, and passion for our work. Through brilliant execution and ongoing expansion of our professional services, we will continue to create uncompromising value for our clients, employees, and shareholders.

At Stantec we have inherited a strong legacy of passion, commitment, and bold ideas, and we are dedicated to carrying on that legacy for decades to come.

We are strengthening our ability to provide bold, innovative solutions in the Power, Resources & Chemicals practice area.

[PICTURE]

Stantec Inc. 2003 Annual Report                                               19

[PICTURE]

Jan Mulligan, Director, Financial Reporting,
Don Wilson, Vice President & CFO, and
Dan Lefaivre, Vice President & Corporate Controller

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis, dated February 20, 2004, of Stantec's operations and financial position should be read in conjunction with the Company's 2003 consolidated financial statements and related notes, as well as the Message to Shareholders and management discussions included in this annual report. Additional information regarding the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

This report includes forward-looking statements that are based on current expectations and are therefore subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "expects," "believes," "may," "will," "should," "estimates," "anticipates," or the negative thereof or other variations thereon. The Company cautions readers that, by their nature, forward-looking statements involve risk and uncertainties and that the Company's actual actions or results may differ materially.

20                                               Stantec Inc. 2003 Annual Report

This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. The Company refers to and uses the terms "net revenue" and "gross margin" throughout this analysis, and the definitions of these terms are provided within the Results section of this Management's Discussion and Analysis.

VISION, CORE BUSINESS, AND STRATEGY

Stantec provides professional services in infrastructure and facilities. Through comprehensive service delivery in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics, we support clients through the entire life cycle of a project--from the initial concept and financial feasibility phases to project completion and beyond.

Our current Company goal is to become one of the top 10 global design and professional services firms with $1 billion in annual revenue and 10,000 employees by the year 2008. To achieve this objective, we will continue to deliver professional services in the infrastructure and facilities market and to follow an orderly growth plan. We are confident that we can reach our goal because the market for our services is very large, exceeding US$50 billion in annual sales, and we have an organization of dedicated people who give us our competitive advantage--the ability to execute a proven operating strategy through a focused, sustainable business model. Our three-dimensional model--built on geographic diversification, practice area specialization, and provision of services in all five phases of the project life cycle--allows us to manage risk while pursuing our objective of continued revenue and earnings growth.

Tallyn's Reach Community Development, Colorado (Urban Land Engineering)

[PICTURE]

Concrete Field Testing, Nevada (Quality Control/Assurance)

[PICTURE]

Stantec Inc. 2003 Annual Report                                               21

GREAT FACES OF STANTEC

[PICTURE]

Garry Leveck, Vice President, Transportation

[PICTURE]

Teri Livengood, Senior Engineering Coordinator

[PICTURE]

CN Tower Redevelopment, Ontario (Program & Project Management)

[PICTURE]

Susan Radke, Accounting Manager

Linda Stavros, Human Resources Representative

[PICTURE]

GEOGRAPHIC DIVERSIFICATION

Currently, our principal geographic reach includes four economic regions in Canada and the US as well as a project presence in the Caribbean and other selected international locations. Our strategy for geographic diversification has two components. The first is to grow our existing regional operations through expansion of our services portfolio, particularly in areas where we have not yet reached a mature market presence. We aim to achieve a minimum market penetration of $10 million in gross revenue per one million population. Secondly, our strategy includes expansion outside our existing regions principally focused on the US and Canada. (We expect that our International operation will generate less than 10% of our gross revenue through to 2008.) Geographic expansion is expected to occur primarily through opportunities to acquire firms that meet our integration criteria and to a lesser extent through organic growth.

22                                               Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF OUIDO NEWMAN]

Ouida Newman, Administrative Receptionist

PRACTICE AREA SPECIALIZATION

Practice area specialization and diversity are achieved by providing services in 16 distinct professional services practice areas that can generally be grouped into five key market segments--Buildings, Environment, Industrial, Transportation, and Urban Land. These specialized project services help differentiate us from our competitors, allowing us to enhance our presence in new geographic regions and markets and to establish and maintain client relationships. Our strategy for strengthening this part of our business model is to increase the depth of our expertise in our current practice areas and to selectively add complementary practice areas to our operations.

[PHOTO OF JIM DRESCHER]

Jim Drescher, Managing Principal, Urban Land

[PICTURE]

Stockton Essential Services Facility, California (Architecture & Interior
Design)

[PHOTO OF DOUG HAMMING]

Doug Hamming, Senior Associate, Architecture & Interior Design

Stantec Inc. 2003 Annual Report                                               23

[PICTURE]

Creekside Shopping Center, California (Planning & Landscape Architecture)

GREAT FACES OF STANTEC

Gerrie Whittle, Receptionist

[PHOTO OF GERRIE WHITTLE]

LIFE CYCLE SOLUTIONS

The third element of our business model is the provision of professional services in all five phases of the project life cycle--planning, design, construction, maintenance, and decommissioning. This inclusive approach allows us to supply services during periods of strong new capital project activity (design and construction) as well as periods of lower new capital project expenditures (maintenance and rehabilitation). Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owners' representative, providing project management, surveying, and resident engineering services. We focus exclusively on fee-for-service type work, and we do not, except in rare circumstances, act as the contractor or take on construction risk. Beyond project completion, during the maintenance phase, we supply ongoing services for maintenance and rehabilitation in areas such as facilities and infrastructure management, facilities operations, and performance engineering. Finally, we provide decommissioning solutions for taking facilities out of active service.

Through the combined resources of our staff, we are able to undertake infrastructure and facilities projects of any size for both public and private sector clients. Currently, the majority of our assignments are considered to be small to midsize projects with a capital value of less than $100 million and potential project fees for Stantec of less than $10 million. These types of projects represent the largest share of the infrastructure and facilities market. Focusing on this project mix continues to ensure that we do not rely on a few large, single projects for our revenue and that no single client or project accounts for more than 5% of our overall business.

24                                               Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF ZOE SHIELDS]

Zoe Shields, Administrative Assistant

[PHOTO OF ALICE TEMPLETON]

Alice Templeton, Administrative Services Manager

[PHOTO OF PRIYATOSH RAY]

Priyatosh Ray, Engineer, Environmental Infrastructure

KEY PERFORMANCE DRIVERS

At Stantec our success depends on our ability to attract and retain qualified people; maximize market opportunities; find, acquire, and integrate firms and/or new employees into our operations; finance our growth; and achieve a top-three market penetration in the geographic areas we serve. In 2003 we focused on strengthening these performance drivers and on building our organization, people, and systems for future growth. Based on our performance in these areas, we believe we are well positioned to continue to be a top-three provider of professional services to the infrastructure and facilities industry in the geographic areas we serve.

[PICTURE]

Vancouver General Hospital--Radiology, British Columbia (Architecture & Interior Design)

Stantec Inc. 2003 Annual Report                                               25

GREAT FACES OF STANTEC

[PHOTO OF MARTY CREW]

Marty Crew, Senior Associate, Quality Control/Assurance

[PICTURE]

Surrey Memorial Hospital Ambulatory Care Centre, British Columbia (Architecture & Interior Design)

PEOPLE

The most important driver of Stantec's performance is our people. Our people are our most valuable resource because their combined knowledge forms the basis of the project solutions we deliver to clients. To reach our goal of becoming one of the top 10 global design firms, we are growing our workforce through a combination of internal hiring and acquisitions. We measure our performance in this area by total staff numbers. In 2003 our staff increased to approximately 3,700 from 3,500 in 2002. Currently, our workforce is made up of about 1,850 professionals, 1,300 technical staff, and 550 support personnel. Employee numbers are expected to continue to grow in 2004 and beyond as we pursue our vision.

[PHOTO OF RAINER FASSLER]

To attract and retain qualified employees, Stantec offers opportunities to be part of a multidiscipline team working on challenging projects with some of the best people in our industry. In 2003 we launched an "employer of choice" initiative that will focus on strengthening our people-oriented culture. Our plan is to continue to benchmark and maintain a competitive compensation and benefits program, emphasize teamwork across the Company, and provide opportunities for professional development and enhancement. During the year, we introduced a number of learning programs, including an on-line Stantec orientation process and training in project and financial management and in our new business information system. These programs are part of our TIE initiative--our commitment to having among the best-trained, best-informed,

[PHOTO OF RAINER FASSLER]

26                                               Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF ABIGAIL MAYRENA]

Abigail Mayrena, Hydrologist, Urban Land

and best-equipped employees in our industry. We also implemented a revised performance development review process that addresses personal and career growth plans, training, and mentoring.

Because of our "diversified portfolio" approach to business--operating in different regions and practice areas--we are generally able to redeploy a portion of our workforce in response to changes in local, regional, or national economies or practice area demand. At present, we see no constraints on the general availability of qualified staff for our operations. Although there will always be some areas where it will be difficult to find appropriate staff during certain periods, as we increase in size we are better able to address these issues by becoming more capable of using staff from other parts of the Company either through temporary relocation or work allocation. We are continually improving our capability to work on projects from multiple office locations through Web-based technology.

[PHOTO OF KEN DUNCAN]

Ken Duncan, Consultant, Urban Land

[PHOTO OF IDA ROWAT]

Ida Rowat, Marketing Coordinator

[PICTURE]

Long Term Pavement Performance Program, New Jersey (Infrastructure Management & Pavement Engineering)

Stantec Inc. 2003 Annual Report                                               27

GREAT FACES OF STANTEC

[PHOTO OF BRAD FRIZZELL]

Brad Frizzell, Principal, Urban Land

[PHOTO OF LISA THOMPSON]

Lisa Thompson, Administrative Assistant

INDUSTRY ENVIRONMENT/MARKET OPPORTUNITIES

Another key driver of Stantec's success is our ability to maximize market opportunities for growth. We recognize that growth is necessary in order to enhance the depth and breadth of our expertise, broaden our service provision, increase our shareholder value, provide expanded opportunities for our employees, and support our information technology systems. Over the last 10 years, we have integrated a total of approximately 2,800 employees into our operations through a combination of direct hiring and acquisitions. We are confident that we can continue to capitalize on acquisition opportunities because we are operating in an industry sector that includes more than 100,000 firms and is estimated to generate over US$50 billion in revenue in North America every year, of which we currently have less than a 1% market share. (According to the Engineering News Record, the largest 500 engineering and architecture companies in the US generated over US$50 billion in fees in 2002.) Our strategy for increasing this percentage is to combine internal growth with the acquisition of small to midsize firms that believe in our vision and want to be part of our growing Company.

In 2003 we completed four acquisitions in our two Canadian regions, adding approximately 225 employees to our operations. Our focus for the year, however, was the integration of the 10 firms and approximately 550 employees acquired by Stantec in 2002. The integration of acquired companies begins immediately following the acquisition closing date and may take between six months and three years. We integrate new colleagues into our Company-wide information technology and financial management systems as

[PICTURE]

Stallion Mountain Community Development, Nevada (Urban Land Engineering)

28                                               Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF BRIAN KUGLER]

Brian Kugler, Civil Engineer

[PHOTO OF MARTIN JONES]

Martin Jones, Managing Principal, Urban Land

[PHOTO OF HT LAM]

HT Lam, Associate, Planning & Landscape Architecture

Winnipeg Main Street Streetscaping, Manitoba (Planning & Landscape Architecture, Transportation Infrastructure)

[PICTURE]

well as provide "back office" support services through our corporate office, allowing our new colleagues to focus on client service delivery.

Stantec's acquisition program is managed by an acquisition team dedicated to supporting the Company's growth objectives. The team is responsible for identifying and pricing acquisition candidates, undertaking and coordinating due diligence, negotiating and closing transactions, and assisting with the integration of employees and systems.

FINANCING

Stantec's success is also dependent on our continuing ability to finance our growth. Adequate financing gives us the flexibility to make appropriate investments in our future. Over the past 10 years, Stantec has grown at a compound annual rate of 20%. To fund this growth, the Company requires cash generated from both internal and external sources. Historically, we have completed acquisitions using mostly cash and notes, with very little use of the Company's shares.

We have sought additional equity financing at times when our growth has outpaced our ability to generate cash inside the Company for maintaining our internal debt to equity guidelines. Our practice is to raise additional equity to replenish our cash reserves, pay down debt, or strengthen the Company's balance sheet. To date we have issued additional shares for these purposes on three occasions--in 1997, 2000, and 2002.

Stantec Inc. 2003 Annual Report                                               29

GREAT FACES OF STANTEC

[PHOTO OF CLAIRE GAUDET]

Claire Gaudet, Administrative Assistant

[PICTURE]

Ottawa Macdonald-Cartier International Airport, Ontario (Architecture & Interior Design, Surveys/Geomatics)

[PICTURE]

Woodlands Comprehensive Rezoning Project, British Columbia (Architecture & Interior Design)

[PHOTO OF MICHELLE GLASKIN-CLAY]

Michelle Glaskin-Clay, Executive Assistant

[PHOTO OF JOHN KRUG]

John Krug, Senior Managing Principal, Surveys/Geomatics

MARKET PENETRATION

Also key to Stantec's success is achieving a certain level of market penetration in the geographic areas we serve. Our goal is to be among the top three service providers in our geographic regions and practice areas. With this level of market presence, we are less likely to be affected by downturns in regional economies. Top-three positioning also gives us increased opportunities to work for the best clients, obtain the best projects, and attract the best employees in a region, and is important for building or maintaining the critical mass of staff needed to generate consistent performance and support regional infrastructure.

30                                               Stantec Inc. 2003 Annual Report

RESULTS

OVERVIEW OF 2003

The following table summarizes certain of the Company's key information:

                           SELECTED ANNUAL INFORMATION
          (in millions of dollars, except per share and share amounts)
                   (prepared in accordance with Canadian GAAP)

                                                                      2002          2001
                                                         2003      (restated)   (restated)
                                                      ----------   ----------   ----------
Gross revenue                                              459.9        428.5        356.9
Net income                                                  25.1         20.2         15.4
Earnings per share - basic                                  1.37         1.12         0.92
Earnings per share - diluted                                1.31         1.07         0.88
Cash dividends declared per common share                     Nil          Nil          Nil
Total assets                                               326.6        299.0        217.5
Total long-term debt                                        44.6         62.3         24.8
Outstanding common shares - as at December 31         18,327,284   18,282,720   16,846,340
Outstanding common shares - as at February 20, 2004   18,333,724

The information reflected above is impacted by the following items:

1. Prior period adjustment -- During 2003, the Company determined with the assistance of outside valuators that the intangible assets acquired in acquisitions completed subsequent to June 30, 2001, had not been appropriately reflected in the allocation of the purchase price. As a result, a portion of our goodwill for post June 30, 2001, acquisitions has been allocated to identifiable intangible assets (i.e., contract backlog and client relationships) and charged to earnings over the estimated useful lives of these intangible assets on a straight-line basis. For contract backlog, the amortization period ranges from six to 12 months, and for client relationships, the amortization period ranges from 10 to 15 years. The impact of this change is more fully described in note 2 to the consolidated financial statements.

2. The Company completed four acquisitions in 2003, 10 in 2002, and six in 2001. Each of these acquisitions will impact the level of the gross revenue earned in the year of acquisition and going forward as further explained in the Results of Operations section below.

3. Effective January 1, 2002, as disclosed in note 1 to the consolidated financial statements, our Company changed the designation of our US-based subsidiaries to self-sustaining, resulting in a change in the method of translation from the temporal method to the current rate method. This change results in the impact of foreign currency fluctuations on our US-based subsidiary operations being charged to a separate component of shareholders' equity in our cumulative

Stantec Inc. 2003 Annual Report
      translation account. Prior to 2002, the impact of foreign currency fluctuations was reflected through our income statement. The Company continues to reflect foreign currency gains and losses through our income statement for foreign currency-denominated transactions that occur in our Canadian operations.

4. Also effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants for stock-based compensation and other stock-based payments on a prospective basis. In 2002, $45,000 was expensed as stock-based compensation while $600,000 was expensed in 2003.

GREAT FACES OF STANTEC

[PHOTO OF JOHN TAKE]

John Take, Office Leader

[PHOTO OF HAYLEY HENDRICKS PARK, NEVADA]

Hayley Hendricks Park, Nevada (Planning & Landscape Architecture)

[PHOTO OF BURLINGTON CANAL LIFT BRIDGE, ONTARIO (TRANSPORTATION INFRASTRUCTURE)]

Burlington Canal Lift Bridge, Ontario

[PHOTO OF ALAN GEE]

Alan Gee, Manager, Human Resources

                                                 Stantec Inc. 2003 Annual Report

HIGHLIGHTS FOR 2003

- The results our Company achieved in 2003 were within the expected range we set out in our 2002 Management's Discussion and Analysis as follows:

                MEASURE                           EXPECTED RANGE         RESULT ACHIEVED
                -------                           --------------         ---------------
Debt to equity ratio [note 1]                  At or below 0.5 to 1           0.34
Return on equity [note 2]                            At or above 14%          16.3%
Net income as % of net revenue                        At or above 5%           6.4%
Gross margin as % of net revenue                  Between 52 and 54%          53.1%
Administrative expenses as % of net revenue       Between 40 and 42%          39.5%
Effective tax rate                              Between 37.5 and 38%          36.7%

      Note 1 -- Debt to equity ratio is calculated as long-term debt plus current portion of long-term debt plus bank indebtedness less cash and cash equivalents, divided by shareholders' equity.

      Note 2 -- Return on equity is calculated as net income for the year divided by average shareholders' equity at the end of the last five quarters.

- New business information system -- In 2002 the Company initiated the planning and development of a new business information system for managing our projects, financial information, human resources, and business intelligence. This initiative continued into 2003, and we marked the implementation date of the system at the beginning of the last quarter. The implementation of this initiative has had a significant impact on our Company's resources -- both in terms of people and finances. Adjusting to the breadth of the new system created a significant learning curve for employees. One of the short-term impacts was an increase in the time required to prepare invoices to send to clients. As a result, we experienced an increase in costs and estimated earnings in excess of billings during the fourth quarter of 2003. Because this impact was expected, we negotiated a temporary increase in our revolving credit facility as disclosed in note 7 to the consolidated financial statements.

- Growth by acquisition -- In addition to the four acquisitions completed in 2003, subsequent to the year-end we entered into an agreement, subject to the approval of the vendor's shareholders and regulatory approval, to acquire The Sear-Brown Group, Inc., a New York-based firm with approximately 500 employees. This acquisition, if completed, will be our largest acquisition to date.

- Earnings per share -- Our basic earnings per share increased 22.3% to $1.37 from $1.12 in 2003.

- Divestitures -- During 2003, Teshmont Consultants Inc., a 50% equity accounted investment, disposed of a portion of its business. In addition, effective December 31, 2003, the Company reached an agreement in principle to dispose of our 50% share in Lockerbie Stanley Inc.

Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[Photo of Robin Campbell]

Robin Campbell, Technologist, Planning & Landscape Architecture

[PHOTO OF TUWANNA WOOD]

Tuwanna Wood, Accountant

RESULTS OF OPERATIONS

Our Company provides knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients. In the course of providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. These direct costs are included in our gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

We recognize that the most significant portion of our business is reflected in our Consulting Services reporting unit as defined and disclosed in the notes to our consolidated financial statements. The other operating segments, on a combined basis, are not material to the operations of the Company. Consequently, we analyze and review the results of our operations on a consolidated basis.

[PHOTO OF MESA TRANSIT MAINTENANCE OPERATIONS FACILITY, ARIZONA]

Mesa Transit Maintenance Operations Facility, Arizona (Transportation

Infrastructure)

                                                 Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF LEXWEBSTER]

Lex Webster, Project Manager, Buildings Engineering

[PHOTO OF CARLYLE PLACE SENIOR LIVING COMMUNITY, GEORGIA]

Carlyle Place Senior Living Community, Georgia (Surveys/Geomatics, Urban Land Engineering)

The following table summarizes Stantec's key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results from year to year:

                                                               PERCENTAGE OF NET REVENUE    PERCENTAGE INCREASE
                                                            ------------------------------  -------------------
                                                                        2002        2001     2003        2002
                                                             2003     RESTATED    RESTATED  VS 2002    VS 2001
                                                            -------   --------    --------  -------    -------
GROSS REVENUE                                               117.5%     117.3%      119.5%     7.3%      20.0%
NET REVENUE                                                 100.0%     100.0%      100.0%     7.2%      22.2%
Direct payroll costs                                         46.9%      47.6%       46.5%     5.7%      24.9%
GROSS MARGIN                                                 53.1%      52.4%       53.5%     8.6%      19.9%
Administrative and marketing expenses                        39.5%      39.9%       40.9%     6.4%      19.0%
Depreciation of property and equipment                        2.5%       2.6%        2.4%     4.3%      34.2%
Amortization of intangible assets and goodwill [note 1]       0.2%       0.3%        0.6%   (14.3%)    (36.3%)
Net interest expense                                          0.7%       0.7%        0.6%     0.3%      58.5%
Foreign exchange (gains) losses                               0.2%       0.0%       (0.4%)  743.9%     (106.9%)
Share of (income)loss from associated companies              (0.1%)     (0.1%)       0.2%    63.4%     (155.9%)
INCOME BEFORE INCOME TAXES                                   10.1%       9.0%        9.2%    19.7%      20.6%
Income taxes                                                  3.7%       3.5%        4.0%    12.8%       6.8%
NET INCOME                                                    6.4%       5.5%        5.2%    24.2%      31.4%

 Note 1 -- Effective January 1, 2002, the Company ceased recording amortization on all goodwill.

TheCompany's operating results for 2003 are consistent with the goals we established in 2002. In particular, our gross margin was within the range we expected to achieve in 2003, while our administrative and marketing expenses and effective tax rates were below expected ranges. Our operating results, in particular administrative and marketing expenses, continue to be influenced by the number of acquisitions completed in the current and prior two years due to the length of time required for the integration of such acquisitions. The majority of the acquisitions

Stantec Inc. 2003 Annual Report
completed in 2002 and 2003 were in Canada and were integrated into more mature operations. The Company's effective tax rate is discussed below.

GROSS AND NET REVENUE

The following tables summarize the impact of certain of the above-noted items on our gross and net revenue for 2003 compared to 2002 and for 2002 compared to 2001:

GROSS REVENUE (in millions of dollars)                                          2003 VS 2002   2002 VS 2001
--------------------------------------                                          ------------   ------------
Increase over prior year                                                            31.4           71.6
                                                                                   -----           ----
Increase (decrease) due to:
   Acquisitions completed in current and prior two years                            41.0           65.9
   Net internal growth                                                              10.2            3.2
   Impact of foreign exchange rates on revenue earned by foreign subsidiaries      (19.8)           2.5

NET REVENUE (in millions of dollars)                                            2003 VS 2002   2002 VS 2001
------------------------------------                                            ------------   ------------
Increase over prior year                                                            26.3           66.3
                                                                                   -----           ----
Increase(decrease) due to:
   Acquisitions completed in current and prior two years                            36.7           53.5
   Net internal growth                                                               7.0           10.6
   Impact of foreign exchange rates on revenue earned by foreign subsidiaries      (17.4)           2.2

[BAR GRAPH]

Revenue earned in Canada during 2003 increased to $290.4 million from $238.8 million in 2002, while revenue generated in the US decreased to $161.6 million from $180.3 million. Revenue earned in our International region in 2003 was $7.9 million, compared to $9.4 million in 2002. The US revenues reported were impacted by a change in exchange rates of approximately $19 million, as indicated above. We had expected that our Canadian-based revenue in 2003 would continue to exceed our US-based revenue based on our 2002 acquisition activity as well as the anticipated strength of the Canadian economy. Subsequent to the year-end, we entered into an agreement, subject to the approval of the vendor's shareholders and regulatory approval, to acquire The Sear-Brown Group, Inc., a New York-based firm of 500 staff, and we expect this addition to increase the level of our US revenues in 2004.

AMORTIZATION OF INTANGIBLE ASSETS

As part of the prior period adjustment referred to in note 2 to the consolidated financial statements, we now amortize identifiable intangible assets. Amortization rates range from

                                                 Stantec Inc. 2003 Annual Report
less than one year for contract backlog to 10 to 15 years for client relationships. Amortization expense for 2003 was $925,000, compared to $1,079,000 for 2002.

FOREIGN EXCHANGE GAINS (LOSSES)

The Company recorded a foreign exchange loss of $0.6 million in 2003, compared to a foreign exchange loss of $0.1 million in 2002. The foreign exchange losses incurred in 2002 and 2003 arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. The nature and timing of our foreign currency transactions did not change significantly during the last year, with most of the transactions occurring in US dollars.

We have noted that, overall, the Canadian dollar continued to strengthen against the US dollar from December 2001 to December 2003. As a result of periodic weakening of the Canadian dollar in 2002, our Company recognized gains and losses throughout the year resulting in a net loss of $0.1 million. In 2003 the Canadian dollar demonstrated significant strength relative to the US dollar, and the impact of this significant change on our overall exposure to foreign exchange losses resulted in a cumulative loss of $0.6 million for the year. We will continue to monitor our foreign currency exposures to minimize our exposure to loss.

INCOME TAXES

The effective tax rate for Stantec in 2003 was 36.7%, compared to 39.0% in 2002 and 43.7% in 2001. We had anticipated that our effective tax rate would be in the range of 37.5 to 38%. This rate was estimated based on known statutory rate reductions. Subsequent reductions in statutory rates resulted in the lower effective tax rate for 2003. This rate reduction continues to be driven primarily by a drop in federal and provincial Canadian statutory rates -- 2.5% in 2003 and 2.8% in 2002. In 2002 the impact of the elimination of goodwill amortization on Stantec's effective tax rate was a reduction of 2.2%, and in 2003 the impact of non-deductible stock compensation expense increased the rate by approximately 0.6%.

[BAR GRAPH]

[BAR GRAPH]

Stantec Inc. 2003 Annual Report

QUARTERLY OPERATING RESULTS

The following is a summary of the Company's quarterly operating results for the last two fiscal years. Effective January 1, 2003, Stantec converted to a 12-period reporting schedule, and each quarter in 2003 contained three periods totaling 13 weeks. In 2002 and earlier years, the Company followed a 13-period-per-year reporting schedule. Each of the first, second, and fourth quarters contained three periods totaling 12 weeks, and the third quarter contained four periods totaling 16 weeks.

                           QUARTERLY OPERATING RESULTS
               (in millions of dollars, except per share amounts)

                                   2003                            2002
                      --------------------------------------------------------------
                      Dec 31  Sep 30  Jun 30  Mar 31  Dec 31  Sep 30  Jun 30  Mar 31
                      ------  ------  ------  ------  ------  ------  ------  ------
Gross revenue         111.6   120.8   119.1   108.4   101.8   137.9   104.2    84.6
Net income              6.3     7.3     6.5     5.0     5.6     6.0     5.1     3.5
EPS - basic            0.35    0.40    0.35    0.27    0.31    0.33    0.28    0.20
EPS - diluted          0.33    0.38    0.34    0.26    0.30    0.32    0.27    0.19

The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of the Company's shares.

[BAR GRAPH]

During Q4 03, gross revenue increased $9.8 million, or 9.7%, to $111.6 million from $101.8 million in Q4 02. Approximately $8.2 million of this increase resulted from the acquisitions completed in 2001, 2002, and 2003. The additional week of revenue in Q4 03 resulting from the change in our reporting schedules added $8.9 million. These items were offset by the effect of a change in foreign exchange rates of $6.5 million and a reduction in the revenue of existing operations of $0.8 million.

FINANCIAL CONDITION AND LIQUIDITY

Cash flow from operating activities was $16.9 million in 2003, compared to $36.1 million in 2002 and $13.4 million in 2001. As indicated previously, the Company implemented our new business information system in the fourth quarter of 2003. As with any major change in systems, the timing and length of the conversion activities required to complete the implementation affected our day-to-day operations. More specifically, these conversion activities impacted the level of billings that we could generate in the last quarter of the year as evidenced by the increase in our level of investment in costs and estimated earnings in excess of billings at the end of the year. The number of days' revenues in this account increased to 52 days compared to 30 days at the end of

                                                 Stantec Inc. 2003 Annual Report

[PHOTO OF THE FARM AT ARAPAHOE COUNTY COMMUNITY DEVELOPMENT, COLORADO]

The Farm at Arapahoe County Community Development, Colorado (Urban Land Engineering)

GREAT FACES OF STANTEC

[PHOTO OF GORDON FORBES]

Gordon Forbes, Structural Engineer, Buildings Engineering

2002. Billing activity subsequent to the year-end is returning to preconversion levels, and we anticipate that our investment in this balance will return to our normal expected range of between 30 and 35 days.

In 2003, $33.5 million in cash was used in investing activities, compared to $29.2 million in 2002. We completed fewer acquisitions in 2003 than in 2002, resulting in a net decrease in cash expended of approximately $11.4 million. This difference was offset by an increased investment in property and equipment of $11.3 million in 2003 compared to 2002. The implementation of our new business information system, the construction of the Stantec Atrium Tower in Edmonton, and continued renovations to Stantec Centre in Edmonton accounted for this additional investment. The remaining difference is the amount of proceeds received in 2002 on the disposition of our minority interest in Linnet Geomatics International Inc. and on the divestiture of our 50-person operation in Gatineau, Quebec. The amount of cash used in investing activities in 2002 totaled $29.2 million, compared to $11.4 million in 2001. This difference was due to the additional $13.6 million spent on acquisitions and the $6.8 million spent on property and equipment, particularly for renovations to and expansion of Stantec Centre.

The Company used $21.3 million in cash in financing activities in 2003, compared to the generation of $29.5 million in 2002 and the use of $12.6 million in 2001. We issued an additional 1.2 million common shares for net cash proceeds of $18.3 million in 2002 and borrowed $30.0 million on our existing acquisition credit facility. During 2003, we repaid

Stantec Inc. 2003 Annual Report
long-term debt in the amount of $20.6 million, and $1.4 million was used to repurchase shares of the Company under our Normal Course Issuer Bid. The following table summarizes the contractual obligations due on our long-term debt and operating lease commitments:

CONTRACTUAL OBLIGATIONS
(in thousands of dollars)                               Payments Due
-------------------------         -----------------------------------------------------------------
                                               < than
                                   Total       1 year    2 - 3 years   4 - 5 years    After 5 years
                                  -------      ------    -----------   -----------    -------------
Long-term debt                     44,575      13,416      16,647          5,665          8,847
Operating lease commitments       111,034      19,038      32,545         24,521         34,930
Total contractual obligations     155,609      32,454      49,192         30,186         43,777

During 2003, we renegotiated the credit facility we maintain with a major Canadian chartered bank. Our new credit facility allows for an operating line of credit of $50 million for the period of October 15, 2003, through February 28, 2004, returning to $20 million thereafter. At December 31, 2003, $8.3 million of this amount had been used (none had been used at December 31, 2002).

Our shareholders' equity increased $9.1 million to $160.5 million from $151.4 million in 2002. This increase resulted from net income of $25.1 million, the recognition of the fair value of share-based compensation of $0.6 million in 2003, and the issue of shares on the exercise of options of $0.6 million, offset by the repurchase of shares pursuant to the Normal Course Issuer Bid of $1.4 million during the year and the $15.8 million change in our cumulative translation account arising on the translation of our US-based foreign subsidiaries in 2003. The $15.8 million change is due to the significant strengthening of the Canadian dollar -- from $0.63 to $0.77 -- in relation to the US dollar during the year.

Our Normal Course Issuer Bid was renewed in 2003 and allows the Company to repurchase up to 550,311 shares. We continue to believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such

GREAT FACES OF STANTEC

[PHOTO OF STEVEN VOLL]

Steven Voll, Managing Principal, Manufacturing/Industrial

[PHOTO OF CHARLOTTE SMITH]

Charlotte Smith, Administrative Assistant

[PHOTO OF DONNY JOHNSON]

Donny Johnson, Project Manager, Transportation

                                                 Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF BOB DAWSON]

Bob Dawson,Vice President, Environment

[PHOTO OF DEBRA MOLLET]

Debra Mollet, Civil Engineer, Urban Land

Dan Richert, Technologist, Environmental Management

[PHOTO OF DAN RICHERT]

[PHOTO OF WILLIAMS CAFETERIA, NORTH CAROLINA AGRICULTURE AND TECHNICAL STATE UNIVERSITY, NORTH CAROLINA]

Williams Cafeteria, North Carolina Agriculture and Technical State University, North Carolina (Buildings Engineering, Architecture & Interior Design)

times, outstanding common shares are an attractive, appropriate, and desirable use of available Company funds. Consequently, in 2003 we purchased 74,700 common shares at an average price of $18.63 per share for an aggregate price of $1,392,000. In 2002 we purchased 54,600 common shares at an average price of $16.12 per share for an aggregate price of $880,000.

ACQUISITIONS

Our Company completed four acquisitions in 2003 for total consideration of $9.4 million and 10 acquisitions in 2002 for total consideration of $38.5 million.

In January 2003, the Company acquired the shares of Vancouver, British Columbia-based APAI Architecture Inc. and Mandalian Enterprises Limited, a comprehensive architectural design services firm, to expand our Architecture & Interior Design practice area. This addition was followed in May by the acquisition of Ecological Services Group Inc., an environmental consulting firm headquartered in Guelph, Ontario. We then acquired the assets and business of Optimum Energy Management Inc. in November. This Calgary, Alberta-based firm specializes in industrial energy management services and complements our Power, Resources & Chemicals practice area. In December the team from Inner Dimension Design Associates joined our Regina, Saskatchewan, office to provide professional services in interior design.

Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF LINDA TOMLINSON]

Linda Tomlinson, Office Administrator

[PHOTO OF BRIAN JOHNSON]

Brian Johnson, Vice President, British Columbia

[PHOTO OF JACQUES GAUTHIER]

Jacques Gauthier, Associate, Architecture & Interior Design

FUTURE EXPECTATIONS

Our Company continues to operate in a highly diverse infrastructure and facilities market within a North American economy that is demonstrating significant divergence across regions. The market involves numerous technical disciplines, clients, and industries and engages both the private and public sectors. Over the next few years, we expect the demand for services in this market to be driven by continued population growth, government regulations, and the need to maintain, upgrade, and replace an aging North American infrastructure. The industry should also benefit from continued outsourcing of technical services, especially in the public sector. Its fortunes are at least partially tied to the performance of the economy, and the overall outlook heading into 2004 is promising.

The US economy is forecasted to show continued strength as the impacts of aggressive monetary and fiscal incentives take effect. During 2003, federal rate and tax cuts were successful in encouraging consumer spending, resulting in a strong year for housing construction, while business investment was slower to respond, and we have yet to see a significant rebound in a weak commercial infrastructure market. In addition, certain market segments, such as transportation, remain highly dependent on government allocations to programs such as the Transportation Equity Act for the 21st Century and its successors. Although federal government spending has remained strong throughout the economic downturn of the past few years, several state and local governments have been forced to curtail their spending in response to lower tax revenues and budget shortfalls. State and local spending is expected to rebound, however, in the next 12 to 18 months, concurrent with an overall economic recovery. McGraw Hill Construction and other sources are predicting a modest to strong increase in overall construction spending in the US in 2004, depending on the degree of an anticipated slowdown in the residential market.

At the same time, Canada's economy is forecasted to improve in 2004 while underperforming that of the US. Domestic demand is expected to be strong, and although the strong Canadian dollar continues to impact exports, improved US demand resulting from greater economic activity is anticipated to offset this effect. More specifically, the demand for housing is expected to remain robust fueled by low interest rates, job

                                                 Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF MICHAEL UNGER]

Michael Unger, Managing Principal, Urban Land

[PHOTO OF TREVOR PASIKA]

Trevor Pasika, Survey Technologist

[PHOTO OF JUDI STEWART]

Judi Stewart, Senior Marketing Coordinator

and income growth, and strong market conditions. Housing starts are expected to moderate only slightly in 2004 from a 15-year high in 2003, contributing to ongoing strong performance in Stantec's Urban Land market segment. As well, indications are that the institutional sector, which has been the driving force behind non-residential construction over the past three years, with the greatest investment going into health care and educational facilities, will continue to be strong in 2004.

Within this market outlook, our Company expects to achieve continued growth through a combination of internal hiring and acquisitions. We target long-term average compound growth rates of 15 to 25%, although not every year may see growth in this range. We have chosen this target because we believe it is an achievable goal that allows us to enhance the depth of our expertise, broaden our service provision, provide expanded opportunities to our employees, and support our information technology systems. Our ability to continue to grow at this rate depends to a large extent on the availability of acquisition opportunities. Since our industry is composed of 100,000, mostly small firms, there are many acquisition candidates. At any one time, we are engaged in discussions with up to 20 or more firms. Currently, the firms with which we are in some stage of discussion have between 10 and 750 employees.

[PHOTO OF INDEPENDENCE BOULEVARD UTILITY RELOCATION EVALUATION, NORTH CAROLINA]

Independence Boulevard Utility Relocation Evaluation, North Carolina (Urban Land Engineering)

Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF NANCY WILSON]

Nancy Wilson, Financial Manager

We plan to support this level of growth through a combination of cash flow from operations and additional financing while maintaining a return on equity at or above 14% and a net income at or above 5% of net revenue. Although we believe that an appropriate target for a normal debt to equity ratio for our Company is at or below .5 to 1, opportunities to conclude transactions may require us to increase the amount of debt we carry beyond that limit. If the need to finance a larger acquisition arises, we will seek to raise cash through additional share issues.

Looking at the results of our current mix of project activity in the US and Canada, we anticipate that our gross margin as a percentage of net revenue will remain in the range of 52 to 54% for 2004 and that administrative expenses will remain in the range of 39 to 41% of net revenue. We expect our effective tax rate for 2004 to be between 36.5 to 37.5%. Although the federal Canadian statutory tax rate will decrease by 2% in 2004, this reduction will be offset in part by an increase in provincial statutory rates as well as an anticipated increase in revenue from our US-based operations.

[PHOTO OF UNIVERSITY COLLEGE OF THE CARIBOO CAMPUS PLAN, BRITISH COLUMBIA]

University College of the Cariboo Campus Plan, British Columbia (Architecture & Interior Design)

[PHOTO OF CRAIG RUARK]

Craig Ruark, Business Development Manager

                                                 Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF RICK GROSS]

Rick Gross, Senior Designer, Mechanical

[PHOTO OF BRENDA ARSENAULT]

Brenda Arsenault, Quality Control Coordinator

[PHOTO OF OREST KLUFAS]

Orest Klufas, Architect

[PHOTO OF MISSION HILLS PARK, NEVADA (PLANNING & LANDSCAPE ARCHITECTURE)]

Mission Hills Park, Nevada (Planning & Landscape Architecture)

RISK

OPERATIONS

Like all professional services firms in the infrastructure and facilities industry, Stantec is exposed to a number of risks in carrying out the day-to-day activities of our operations. These operating risks include the following:

      - Timing of completion and potential cancellation of client orders and projects

      -     Our ability to complete projects on schedule and within budget

      -     Our clients' satisfaction with the quality of our services

      -     Potential litigation through exposure to third-party claims

      -     Competition for new contracts, including pricing pressures

      - Economic factors that impact the ability of clients to contract for our services

      -     Availability of qualified staff and personnel

      -     Quality of our clients and their credit risk

      - Our ability to obtain the necessary licenses and permits to carry out our projects

      -     Risks associated with working in international locations.

We mitigate our operating risks through our business strategy and other protective measures. As mentioned previously, our three-dimensional business model of geographic, practice area, and life cycle diversification minimizes our dependency on any particular industry or economic sector for our income. Stantec also protects itself from exposure to competition by entering into a diverse range of contracts with a wide range of fee amounts.

Stantec Inc. 2003 Annual Report

To address the risk of competition for qualified personnel, we offer a number of employment incentives, including training programs, employee share ownership (for Canadian employees), and opportunities for professional development and enhancement, along with compensation plans that we believe to be innovative, flexible, and designed to reward top performance. As well, in 2003 we embarked on an "employer of choice" initiative to maintain our ability to attract and retain the most qualified staff.

Our Company also maintains insurance coverage for our operations, including professional liability insurance. The maximum coverage under our professional liability policy is generally $25 million per claim and per annum, with a per claim deductible of $500,000 and an aggregate excess deductible of $2.5 million. In September 2003, Stantec established a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retensions related to claims arising after August 1, 2003. We, or our clients, also obtain project-specific insurance for designated projects from time to time. In addition, we invest resources in a Risk Management team dedicated to providing Company-wide support and guidance on risk avoidance and professional practices and procedures. One such practice is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements to reduce the risk of non-payment for our services.

In 2003 we launched a new project manager training program for our Company. Requiring a passing score for each training module, the program is aimed at skill development in risk mitigation, project planning, quality control and assurance, and financial administration, among other project management responsibilities. We believe that improved project management across our operations will increase our ability to deliver projects on schedule and within budget.

As well, we believe our experience and knowledge in conducting business outside North America help us mitigate the risks of undertaking international projects. This work involves political uncertainties, contracts with foreign clients, and operating under foreign legal systems.

[PHOTO OF CALGARY CENTRE FOR INNOVATIVE TECHNOLOGY, ALBERTA]

Calgary Centre for Innovative Technology, Alberta (Buildings Engineering)

                                                 Stantec Inc. 2003 Annual Report

MARKET

Our Company is also exposed to various market factors that can affect our performance. Three such market risks include the availability of debt financing, the impact of the rate of exchange between Canadian and US dollars, and the effect of changes in interest rates. We minimize these risks by adhering to solid financial practices and procedures.

As mentioned previously, our Company currently has a term loan and operating facility with one financial institution. Although we have continued to meet required covenant ratios, we have no assurance that debt financing will continue to be available from our current lender or other financial institutions on similar terms. As our need for debt financing increases, we will seek financing from more than one financial institution.

Because significant portions of our Company's revenue and expenses are generated or incurred in US dollars, we face the challenge of fluctuations in exchange rates. To the extent that US-dollar revenues are greater than US-dollar expenses in a strengthening US-dollar environment, we expect a positive impact on our income from operations. Conversely, to the extent that US-dollar revenues are greater than US-dollar expenses in a weakening US-dollar environment, we expect a negative impact. This exchange rate risk primarily reflects, on an annual basis, the impact of fluctuating exchange rates on the net difference between total US-dollar professional revenues and US-dollar expenses. Other exchange risk arises from our non-US-based foreign subsidiaries. The Company's income from operations will be impacted by exchange rate fluctuations used in translating these revenues and expenses. In addition, the impact of exchange rates on the balance sheet accounts of our non-US-based foreign subsidiaries will impact our operating results. We also continue to be exposed to exchange rate risk for the US-dollar and other foreign currency-denominated balance sheet items carried by our Canadian and International operations.

GREAT FACES OF STANTEC

[PHOTO OF TIM LINES]

Tim Lines, Managing Principal, Environmental Infrastructure

[PHOTO OF SANMING WASTEWATER TREATMENT PLANT,LIANGYANG SANMING,
CHINA]

Sanming Wastewater Treatment Plant,Liangyang Sanming, China(Environmental Infrastructure)

Stantec Inc. 2003 Annual Report

In addition, changes in interest rates present a risk to our performance. All of our Company's bank facilities (i.e., operating loans and acquisition loan) and $87,000 of our outstanding promissory notes carry a floating rate of interest. We estimate that, based on our balances at December 31, 2003, a 1% change in interest rates would impact our earnings per share by approximately $0.02.

GREAT FACES OF STANTEC

[PHOTO OF CHRIS VAN BUSSEL]

Chris Van Bussel, Senior Vice President, Urban Land

[PHOTO OF MOHAWK/MCMASTER INSTITUTE FOR APPLIED HEALTH SCIENCES, ONTARIO]

Mohawk/McMaster Institute for Applied Health Sciences, Ontario (Buildings Engineering)

[PHOTO OF NIAGARA FALLS CASINO/GATEWAY PROJECT, ONTARIO]

Niagara Falls Casino/Gateway Project, Ontario (Program & Project Management)

[PHOTO OF ENVIRONMENTAL EFFECTS MONITORING, ONTARIO]

Environmental Effects Monitoring, Ontario (Environmental Management)

[PHOTO OF MARY-ANNA MCQUADE]

Mary-Anna McQuade, Administrative Assistant

                                                 Stantec Inc. 2003 Annual Report

                                Management Report

The annual report, including the consolidated financial statements, is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 1 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant, and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for final approval of the annual consolidated financial statements. The Board has appointed an Audit Committee comprising three Directors, none of whom is an officer or employee of the Company or its subsidiaries. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with the external auditors to satisfy itself that they are properly discharging their responsibilities, reviews the consolidated financial statements and the Auditors' Report, and examines other auditing and accounting matters. The Audit Committee has reviewed the audited consolidated financial statements with management, including a discussion of the quality of the accounting principles as applied and significant judgements affecting the Company's consolidated financial statements. The Audit Committee has discussed with the external auditors the external auditors' judgements of the quality of those principles as applied and judgements noted above. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders' auditors, Ernst & Young LLP, Chartered Accountants. The Auditors' Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee, with or without management being present.

/s/ Tony Franceschini P.Eng.             /s/ Don Wilson CA
Tony Franceschini P.Eng.                 Don Wilson CA
President & CEO                          Vice President & CFO
February 20, 2004                        February 20, 2004

Stantec Inc. 2003 Annual Report

                                Auditors' Report

To the Shareholders of
STANTEC INC.

We have audited the consolidated balance sheets of STANTEC INC. as at December 31, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Epxst & young LLP
CHARTERED ACCOUNTANTS
Edmonton, Canada
February 20, 2004

                                                 Stantec Inc. 2003 Annual Report

                           Consolidated Balance Sheets

As at December 31                                                             2003          2002
(in thousands of dollars)                                                       $            $
-------------------------                                                    -------      --------
                                                                                          restated
                                                                                          [note 2]
ASSETS [note 7]
CURRENT
Cash and cash equivalents                                                      7,343        29,202
Accounts receivable                                                           87,101        85,940
Costs and estimated earnings in excess of billings                            67,094        35,752
Income taxes recoverable                                                       6,921           807
Prepaid expenses                                                               3,246         3,362
Future income tax assets [note 13]                                             5,924         8,198
                                                                             -------      --------
                                                                             177,629       163,261
Property and equipment [note 4]                                               67,670        51,747
Investment in associated companies                                             1,844         1,264
Investments - other                                                            1,137         1,471
Goodwill [note 5]                                                             69,696        72,423
Intangible assets [note 6]                                                     5,112         4,817
Future income tax assets [note 13]                                             3,487         4,018
                                                                             -------      --------
                                                                             326,575       299,001
                                                                             =======      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness [note 7]                                                    17,151             -
Accounts payable and accrued liabilities                                      70,255        57,413
Billings in excess of costs and estimated earnings                            16,882        12,706
Current portion of long-term debt [note 8]                                    13,416        20,526
Future income tax liabilities [note 13]                                       10,802         8,650
                                                                             -------      --------
                                                                             128,506        99,295
Long-term debt [note 8]                                                       31,159        41,730
Future income tax liabilities [note 13]                                        6,382         6,550
                                                                             -------      --------
                                                                             166,047       147,575
                                                                             -------      --------

COMMITMENTS AND CONTINGENCIES [notes 9 and 10]
SHAREHOLDERS' EQUITY
Share capital [note 11]                                                       84,281        83,973
Contributed surplus [note 11]                                                  1,842         1,247
Cumulative translation account [note 12]                                     (13,861)        1,966
Retained earnings                                                             88,266        64,240
                                                                             -------      --------
                                                                             160,528       151,426
                                                                             -------      --------
                                                                             326,575       299,001
                                                                             =======      ========

See accompanying notes

On behalf of the Board:

[ILLEGIBLE]                                                          [ILLEGIBLE]
Director                                                             Director

Stantec Inc. 2003 Annual Report                                               51

                             Consolidated Statements
                         of Income and Retained Earnings

Years ended December 31                                                             2003          2002
(in thousands of dollars)                                                            $              $
-------------------------                                                          -------      --------
                                                                                                restated
                                                                                                [note 2]
INCOME
Gross revenue                                                                      459,942       428,456
Less subconsultant costs and other direct expenses                                  68,546        63,308
                                                                                   -------      --------
NET REVENUE                                                                        391,396       365,148
Direct payroll costs                                                               183,471       173,609
                                                                                   -------      --------
GROSS MARGIN                                                                       207,925       191,539
Administrative and marketing expenses                                              154,788       145,515
Depreciation of property and equipment                                               9,912         9,502
Amortization of intangible assets                                                      925         1,079
Net interest expense [note 8]                                                        2,637         2,630
Foreign exchange losses                                                                615            73
Share of income from associated companies                                             (580)         (355)
                                                                                   -------      --------
INCOME BEFORE INCOME TAXES                                                          39,628        33,095
                                                                                   -------      --------
INCOME TAXES [note 13]
Current                                                                             10,050        12,949
Future                                                                               4,508           (46)
                                                                                   -------      --------
                                                                                    14,558        12,903
                                                                                   -------      --------

NET INCOME FOR THE YEAR                                                             25,070        20,192
                                                                                   =======      ========

RETAINED EARNINGS,BEGINNING OF THE YEAR, AS PREVIOUSLY REPORTED                     64,905        44,701
Prior period adjustment [note 2]                                                      (665)          (11)
                                                                                   -------      --------
RETAINED EARNINGS,BEGINNING OF THE YEAR, AS RESTATED                                64,240        44,690
Net income for the year                                                             25,070        20,192
Shares repurchased [note 11]                                                        (1,044)         (642)
                                                                                   -------      --------
RETAINED EARNINGS,END OF THE YEAR                                                   88,266        64,240
                                                                                   =======      ========

EARNINGS PER SHARE [notes 2 and 14]
Basic                                                                                 1.37          1.12
Diluted                                                                               1.31          1.07

See accompanying notes

52                                               Stantec Inc. 2003 Annual Report

                             Consolidated Statements
                                  of Cash Flows

Years ended December 31                                                              2003          2002
(in thousands of dollars)                                                             $             $
-------------------------                                                          --------      --------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients                                                          465,114       437,354
Cash paid to suppliers                                                             (156,460)     (128,148)
Cash paid to employees                                                             (274,444)     (257,667)
Dividends from equity investments                                                         -           175
Interest received                                                                     2,710         3,970
Interest paid                                                                        (4,462)       (6,122)
Income taxes paid                                                                   (15,565)      (13,453)
                                                                                   --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES [note 15]                                       16,893        36,109
                                                                                   --------      --------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, including cash acquired and
   bank indebtedness assumed [note 3]                                                (6,046)      (17,409)
Cash of joint venture held for sale [note 16]                                          (369)            -
Proceeds on disposition of investments                                                  195         2,158
Proceeds on disposition of subsidiary                                                     -         1,856
Purchase of property and equipment                                                  (28,713)      (17,444)
Proceeds on disposition of property and equipment                                     1,444         1,612
                                                                                   --------      --------
CASH FLOWS USED IN INVESTING ACTIVITIES                                             (33,489)      (29,227)
                                                                                   --------      --------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt                                                         (20,592)      (18,619)
Proceeds from long-term borrowings                                                        -        30,540
Repurchase of shares for cancellation [note 11]                                      (1,392)         (880)
Proceeds from issue of share capital                                                    651        18,484
                                                                                   --------      --------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES                                      (21,333)       29,525
                                                                                   --------      --------

Foreign exchange loss on cash held in foreign currency                               (1,081)          (60)
                                                                                   --------      --------

NET INCREASE (DECREASE) IN CASH                                                     (39,010)       36,347
Cash, beginning of the year                                                          29,202        (7,145)
                                                                                   --------      --------
CASH,END OF THE YEAR                                                                 (9,808)       29,202
                                                                                   ========      ========

CASH CONSISTS OF
Cash and cash equivalents                                                             7,343        29,202
Bank indebtedness                                                                   (17,151)            -
                                                                                   --------      --------
                                                                                     (9,808)       29,202
                                                                                   ========      ========

See accompanying notes

Stantec Inc. 2003 Annual Report                                               53

                             Notes to Consolidated
                              Financial Statements

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STANTEC INC. ("the Company") is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company's services include planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, and project economics.

USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates included in the preparation of these consolidated financial statements include the percentage of completion of fixed fee and variable fee with ceiling contracts, provisions for losses on incomplete contracts, allowances for doubtful accounts receivable, the provision for legal claims, the fair value of stock-based awards, the fair value of identifiable intangible assets acquired in business acquisitions, and the future cash flows used to estimate the fair value of reporting units for goodwill impairment purposes. Actual results may differ from these estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiary companies, all of which are wholly owned. The results of operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of the entities.

INVESTMENTS

Investments in associated companies over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company's investment at original cost plus its share of earnings (losses) net of dividends received.

Other investments are recorded at cost. When a loss in value of such investments occurs that is other than temporary, the investment is written down to recognize the loss.

FOREIGN CURRENCY TRANSLATION

Transactions denominated in a foreign currency and the financial statements of foreign subsidiaries (excluding US-based subsidiaries) included in the consolidated financial statements are translated as follows: monetary items at the rate of exchange in effect at the balance sheet date; non-monetary items at historical exchange rates; and revenue and expense items (except depreciation and amortization, which are translated at historical exchange rates) at the average exchange rate for the year. Any resulting gains or losses are included in income in the year incurred.

54                                               Stantec Inc. 2003 Annual Report

Effective January 1, 2002, the Company's US-based subsidiaries were designated as self-sustaining operations due to a change in the financial and operational independence of the operating subsidiaries. As a result, the foreign currency translation method used for the financial statements of the subsidiaries included in the consolidated financial statements was changed from the temporal method, as described above for foreign subsidiaries excluding US-based subsidiaries, to the current method. Under the current method, assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the year. The resulting exchange gains and losses are deferred and included as a separate component of shareholders' equity in the cumulative translation account.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, costs and estimated earnings in excess of billings, accounts payable and accrued liabilities, and billings in excess of costs and estimated earnings approximate their fair values because of the short-term maturity of those instruments. The carrying amount of bank indebtedness approximates fair value because the applicable interest rate is based on variable reference rates or is fixed for a short term. The carrying values of other financial assets and financial liabilities approximate fair values except as otherwise disclosed in the financial statements.

CASH AND CASH EQUIVALENTS

Cash equivalents include all investments with initial maturities of three months or less. Such investments are carried at the lower of cost or market value.

CREDIT RISK

Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable, and costs and estimated earnings in excess of billings. The Company maintains an allowance for estimated credit losses. The Company provides services to diverse clients in various industries and sectors of the economy, and our credit risk is not concentrated in any particular client, industr y, economic, or geographic sector.

EMPLOYEE BENEFIT PLANS

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for such contributions as an expense in the period that the contributions are made. The Company does not provide postemployment or postretirement benefits.

REVENUE RECOGNITION

In the course of providing its services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company's gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company's revenue trends. Accordingly, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.

Revenue from fixed fee and variable fee with ceiling contracts is recognized using the percentage of completion method on a cost-to-cost basis. Contract revenue is recognized on the ratio of contract costs incurred to total estimated costs. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined. Revenue from time and material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed. Costs and estimated earnings in excess of billings represents work in progress recognized as revenue but not yet invoiced to clients. Billings in excess of costs and estimated earnings represents amounts that have been invoiced to clients but not yet recognized as revenue.

Stantec Inc. 2003 Annual Report                                               55

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment                    20% - 30%   declining balance
Business information system                          straight-line over 5 years
Office equipment                         20% - 30%   declining balance
Automotive equipment                           30%   declining balance
Leasehold improvements                               straight-line over term of lease
                                                     plus one renewal period to a
                                                     maximum of 15 years
Buildings                                  4% - 5%   declining balance

GOODWILL AND INTANGIBLE ASSETS

The cost of intangible assets is amortized over the period in which the benefits of such assets are expected to be realized, principally on a straight-line basis. The Company's policy is to amortize client relationships with determinable lives over periods ranging from 10 to 15 years. Contract backlog is amortized over the estimated contractual lives, generally less than one year. Other intangible assets include technology and non-compete agreements, which are being amortized over estimated lives of one to three years. Goodwill is not amortized but is evaluated annually for impairment by comparing the fair value of the reporting unit, determined on a discounted after-tax cash flow basis, to the carrying value. An impairment loss would be recognized if the carrying value of the goodwill exceeds its fair value.

INCOME TAXES

The Company uses the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when these differences are expected to reverse.

NON-INTEREST BEARING DEBT

Non-interest bearing debt is carried at its present value using discount rates based on the bank prime rate prevailing at the time the debt was issued. The discount is applied over the term of the debt and is charged to interest expense.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants for stock-based compensation and other stock-based payments. As permitted by these recommendations, the Company adopted the new standards prospectively for new awards granted on or after January 1, 2002. In years prior to January 1, 2002, the Company recognized no compensation expense when shares or stock options were issued.

The Company has one share option plan, which is more fully described in note 11, and accounts for grants under the plan in accordance with the fair value-based method of accounting for stock-based compensation. Compensation expense for stock options awarded under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.

EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the shares issued upon the exercise of options and the number of shares obtainable under this

56                                               Stantec Inc. 2003 Annual Report
computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

2.PRIOR PERIOD ADJUSTMENT

During 2003, the Company determined, with the assistance of an independent valuator, that intangible assets acquired in post June 30, 2001, acquisitions had not been properly identified and valued in the purchase allocation. As a result, a portion of goodwill for these acquisitions has been allocated to identifiable intangible assets (contract backlog, client relationships, technology, and non-compete agreements). The adjustment has been made retroactively and results in the following changes to previously reported financial information:

                                                                                            2002      2001
(in thousands of dollars)                                                                    $          $
-------------------------                                                                --------     -----
BALANCE SHEETS                                                                           increase/(decrease)
Goodwill                                                                                   (3,587)     (437)
Intangible assets                                                                           4,817       709
Future income tax liabilities - current                                                       342        59
Future income tax liabilities - non-current                                                 1,553       224
Retained earnings, beginning of year                                                          (11)        -
Retained earnings, end of year                                                               (665)      (11)
                                                                                         ========     =====

                                                                                            2002       2001
(in thousands of dollars, except earnings per share amounts)                                  $        $
                                                                                         --------     -----
STATEMENTS OF INCOME                                                                      increase/(decrease)
Amortization of intangible assets                                                           1,079        18
Income before income taxes                                                                 (1,079)      (18)
Income taxes                                                                                 (425)       (7)
Net income for the year                                                                      (654)      (11)
Earnings per share - basic                                                                  (0.04)     0.00
Earnings per share - diluted                                                                (0.04)    (0.01)
                                                                                         ========     =====

The effect of the adjustment for 2003 was to reduce income before income taxes by $925,000, reduce income tax expense by $346,000, and reduce net income by $579,000.

3. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the purchase method of accounting, and the results of earnings since the respective dates of acquisition are included in the consolidated statements of income. The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. In the case of some acquisitions, additional consideration may be payable based on future performance parameters. As at December 31, 2003, the maximum contingent consideration that may be payable in 2004 and future years is approximately $1,168,000. Such additional consideration is recorded as additional goodwill in the period in which confirmation of the consideration to be paid is known.

During 2003, the Company acquired the shares and businesses of APAI Architecture Inc. and Mandalian Enterprises Limited ( January 2, 2003) and of Ecological Services Group Inc. (May 30,

Stantec Inc. 2003 Annual Report                                               57

2003) for consideration consisting of cash and promissory notes and the net assets and businesses of Optimum Energy Management Incorporated (October 31,
2003) and Inner Dimension Design Associates Inc. (November 28, 2003) for cash consideration. The Company also paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited (2002) acquisition and adjusted the purchase price on The Pentacore Family Group of Companies (2001), English Harper Reta Architects (2002), Site Consultants, Inc. (2002), Beak International Incorporated (2002), GeoViro Engineering Ltd. (2002), McCartan Consulting Ltd. (2002), and The RPA Group (2002) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

During 2002, the Company acquired the shares and businesses of McCartan Consulting Ltd. (January 2, 2002); Webster & Simmonds Surveying Ltd. (February 14, 2002); Cosburn Patterson Mather Limited (February 26, 2002); GKO Engineering (March 30, 2002); M.R.S.F.M. Holdings Ltd., operating as Graeme & Murray Consultants Ltd., (April 12, 2002); GeoViro Engineering Ltd. (May 12, 2002); English Harper Reta Architects ( June 14, 2002); Site Consultants, Inc. ( June 14, 2002); The RPA Group (July 19, 2002); and Beak International Incorporated (October 25, 2002). The Company also paid additional contingent consideration in connection with the DSAtlantic Corporation (2000) acquisition and reduced the purchase price on the Eckhoff, Watson and Preator Engineering, Inc. (2000) and The Pentacore Family Group of Companies (2001) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

Details of the aggregate consideration given and the fair values of net assets acquired are as follows:

                                                                        2003       2002
(in thousands of dollars)                                                 $          $
-------------------------                                              ------     ------
Cash consideration                                                      4,300     17,736
Share consideration                                                         -      3,712
Promissory notes                                                        3,375     17,356
                                                                       ------     ------
PURCHASE PRICE                                                          7,675     38,804
                                                                       ======     ======

ASSETS AND LIABILITIES ACQUIRED AT FAIR VALUES
Cash acquired (bank indebtedness assumed)                              (1,746)       327
Non-cash working capital                                                3,578     13,859
Property and equipment                                                  1,337      3,498
Investments - other                                                        44          -
Goodwill                                                                3,848     24,533
Intangible assets                                                       1,344      5,187
Long-term debt                                                           (646)    (8,104)
Future income taxes                                                       (84)      (496)
                                                                       ------     ------
NET ASSETS ACQUIRED                                                     7,675     38,804
                                                                       ======     ======

Of the goodwill, $3,816,000 (2002 - $24,533,000) is non-deductible for income tax purposes. All of the goodwill is attributable to the Consulting Services reportable segment [note 17].

58                                               Stantec Inc. 2003 Annual Report

4. PROPERTY AND EQUIPMENT

                                                  2003                      2002
                                           -----------------------    -----------------------
                                                       ACCUMULATED               Accumulated
                                            COST      DEPRECIATION    Cost       Depreciation
(in thousands of dollars)                    $             $            $             $
----------------------------               ------     ------------   ------      ------------
Engineering equipment                      27,261        12,257      24,887         12,204
Business information system                 7,223           328         181              -
Office equipment                           17,654         6,017      16,620          4,983
Automotive equipment                        3,406         1,850       3,842          2,090
Leasehold improvements                      6,570         1,386       6,485          1,506
Buildings                                  27,191         1,553      20,131          1,535
Land                                        1,756             -       1,919              -
                                           ------        ------      ------         ------
                                           91,061        23,391      74,065         22,318
                                           ------        ------      ------         ------
NET BOOK VALUE                                           67,670                     51,747
                                                         ======                     ======

Included in buildings is a building under construction in the amount of $8,942,000 (2002 - $248,000) on which depreciation has not started.

5. GOODWILL

                                                                               2003       2002
(in thousands of dollars)                                                       $           $
---------------------------------------------------                           ------     ------
Goodwill, beginning of year, as originally reported                           76,010     47,365
Prior period adjustment [note 2]                                              (3,587)      (437)
                                                                              ------     ------
Goodwill, beginning of year, as restated                                      72,423     46,928
Current year acquisitions                                                      5,047     22,877
Additional purchase price payments                                               925      1,546
Other purchase price adjustments                                              (2,124)       110
Disposition of subsidiary                                                          -       (529)
Impact of foreign exchange on goodwill balances                               (6,575)     1,491
                                                                              ------     ------
GOODWILL,END OF YEAR                                                          69,696     72,423
                                                                              ======     ======

6. INTANGIBLE ASSETS

                                                             2003                            2002
                                                -------------------------------   ------------------------------
                                                GROSS CARRYING     ACCUMULATED    GROSS CARRYING    ACCUMULATED
                                                    AMOUNT         AMORTIZATION      AMOUNT         AMORTIZATION
(in thousands of dollars)                             $                 $               $                 $
----------------------------------              --------------     ------------   --------------    ------------
Client relationships                                 5,626              691           4,979               272
Contract backlog                                       905              901             870               816
Other intangible assets                                266               93              66                10
                                                     -----            -----           -----             -----
                                                     6,797            1,685           5,915             1,098
                                                     -----            -----           -----             -----
CARRYING AMOUNT                                                       5,112                             4,817
                                                                      -----                             -----

Stantec Inc. 2003 Annual Report                                               59

7.BANK INDEBTEDNESS

The Company has a revolving credit facility in the amount of $20 million (for the period October 15, 2003, through February 28, 2004 - $50 million) to support general business operations. The facility matures on July 31, 2004, subject to extension by the parties for a 364-day period. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, LIBOR rate plus 125 basis points, or bankers acceptance rates plus 75 basis points. At December 31, 2003, the interest rate on outstanding bank indebtedness under the credit facility was 4.5%, and the balance was $8,300,000. The credit facility agreement contains restrictive covenants including but not limited to debt to earnings ratio, earnings to debt service ratio, current assets to current liabilities ratio, and a minimum shareholders' equity. The Company is in compliance with all covenants under this agreement as at December 31, 2003. All assets of the Company are held as collateral under a general security agreement for the bank indebtedness and bank loan [note 8].

Included in bank indebtedness at December 31, 2003, is $6,930,000 related to an interim loan obtained to finance the construction of Stantec Centre. Interest, calculated daily at Canadian prime plus 0.25% (2003 - 4.75%), is payable monthly. The loan is due on the earlier of the demand of the lender, 180 days from substantial completion of the project, or December 31, 2004. The loan is supported by a general security agreement and a second mortgage.

8.LONG-TERM DEBT

                                                               2003     2002
(in thousands of dollars)                                       $         $
                                                              ------   ------
Non-interest bearing note payable                                102       93
Other non-interest bearing notes payable                      14,436   24,279
Bank loan                                                     19,186   26,310
Mortgages payable                                             10,609   10,991
Other                                                            242      583
                                                              ------   ------
                                                              44,575   62,256
Less current portion                                          13,416   20,526
                                                              ------   ------
                                                              31,159   41,730
                                                              ======   ======

The non-interest bearing note payable is due November 1, 2027, in the amount of $933,000. The note's carrying value of $102,000 is determined applying a discount rate of 9.75%. If the non-interest bearing note payable were discounted at interest rates in effect at December 31, 2003, the fair value of the note would be $124,000 (2002 - $133,000).

The carrying values of the other non-interest bearing notes payable have been calculated utilizing a weighted average rate of interest of 6.32%. The notes are due at various times from 2004 to 2008. The notes' aggregate maturity value is $15,132,000 (2002 - $24,705,000). $206,000 (2002 - $5,786,000) of the notes'
carrying value is payable in US funds (US$158,000; 2002 -US$3,668,000). The carrying value approximates the fair value of these notes based on interest rates in effect at December 31, 2003.

The bank loan is due in equal quarterly payments of US$918,000 (or Canadian-dollar equivalent) plus accrued interest to October 1, 2007, and bears interest at LIBOR or bankers acceptance rates plus 125 to 165 basis points. The actual rate is dependent upon certain ratio calculations determined on a quarterly basis. The interest rate applicable at December 31, 2003, was 3.71% (2002 - 3.94%). $5,186,000 (2002 - $6,310,000) of the bank loan is denominated in US dollars (US$4,000,000; 2002 - US$4,000,000). Collateral and restrictive covenants for the bank loan are described in note 7.

60                                               Stantec Inc. 2003 Annual Report

The mortgages payable bear interest at a weighted average rate of 7.65%, are due in 2005 and 2006, and are supported by first mortgages against land and buildings. Monthly payments are approximately $95,850.

Other long-term debt bears interest at a weighted average rate of 6.78% and is due at dates ranging from 2004 to 2006. No assets are pledged in support of this debt.

Principal repayments required on long-term debt in each of the next five years and thereafter are as follows:

(in thousands of dollars)                               $
-------------------------           ----------        ------
                                          2004        13,416
                                          2005        10,466
                                          2006         6,181
                                          2007         5,246
                                          2008           419
                                    Thereafter         8,847
                                                      ------
                                                      44,575
                                                      ======

In 2003 interest of $2,681,000 (2002 - $2,648,000) was incurred on the long-term debt.

At December 31, 2003, the Company has issued letters of credit totaling
$105,000.

9. COMMITMENTS

Commitments for annual basic premises rent under long-term leases and equipment and vehicle operating leases for the next five years are as follows: 2004 - $19,038,000; 2005 -$16,866,000; 2006 - $15,679,000; 2007 - $14,348,000; 2008 -
$10,173,000; and thereafter -$34,930,000.

10. CONTINGENCIES

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, against such claims. In some cases, parties are seeking damages that substantially exceed the Company's insurance coverage. Based on advice and information provided by legal counsel, and the Company's previous experience with the settlement of similar claims, management believes that the Company has recognized adequate provisions for probable and reasonably estimable liabilities associated with these claims and that their ultimate resolutions will not materially exceed insurance coverages or have a material adverse effect on the consolidated financial position or annual results of operations.

Stantec Inc. 2003 Annual Report                                               61

11. SHARE CAPITAL

AUTHORIZED
Unlimited     Common shares
Unlimited     Preferred shares issuable in series

COMMON SHARES ISSUED AND OUTSTANDING

                                                     2003                   2002
                                        -----------------------    -------------------
(in thousands of dollars)               # OF SHARES           $   # of shares        $
------------------------------------    ------------     ------   -----------   ------
BALANCE,BEGINNING OF THE YEAR             18,282,720     83,973    16,846,340   61,555
Share options exercised                      119,264        651        29,300      148
Shares repurchased under normal
   course issuer bid                         (74,700)      (343)      (54,600)    (235)
Shares issued on acquisitions                      -          -       261,680    3,712
Shares issued under public offering,
   net of share issue costs                        -          -     1,200,000   18,793
                                          ----------     ------    ----------   ------
BALANCE,END OF THE YEAR                   18,327,284     84,281    18,282,720   83,973
                                          ==========     ======    ==========   ======

On May 2, 2002, the shareholders approved the subdivision of the Company's common shares on a two-for-one basis (a "stock split"). The stock split was effective for registered common shareholders at the close of business on May 15, 2002. All references to common shares, per share amounts, and stock-based compensation plans in these consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

During 2003, 74,700 common shares (2002 - 54,600) were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $1,392,000 (2002 - $880,000). Of this amount, $343,000 (2002 - $235,000) and
$5,000 (2002 - $3,000) reduced the share capital and contributed surplus accounts respectively, with $1,044,000 (2002 - $642,000) being charged to retained earnings.

During 2002, 1,200,000 common shares were issued for cash consideration of $19,500,000 less share issue costs of $1,164,000 less a future tax recovery of $457,000.

SHARE OPTIONS

Under the Company's share option plan, options to purchase common shares may be granted by the Board of Directors to directors, officers, and employees. Options are granted at exercise prices equal to or greater than fair market value at the issue date, generally vest evenly over a three-year period, and have contractual lives that range from five to 10 years. The aggregate number of common shares reserved for issuance that may be purchased upon the exercise of options granted pursuant to the plan shall not exceed 1,689,174 common shares. At December 31, 2003, 210,074 options are available for issue.

The Company has granted share options to directors, officers, and employees to purchase 1,479,100 shares at prices between $3.38 and $27.10 per share. These options expire on dates between March 30, 2004, and January 2, 2013.

62                                               Stantec Inc. 2003 Annual Report

                                                   2003                              2002
                                     ----------------------------     -----------------------------
                                                         WEIGHTED                          Weighted
                                                          AVERAGE                           Average
                                        SHARES     EXERCISE PRICE        Shares      Exercise Price
                                             #                  $             #                   $
                                     ---------     --------------     ---------      --------------
SHARE OPTIONS,BEGINNING OF
THE YEAR                             1,296,200               6.09     1,188,500                5.10
Granted                                307,500              21.29       137,000               14.50
Exercised                             (119,264)              5.46       (29,300)               5.04
Cancelled                               (5,336)             12.62             -                   -
                                     ---------              -----     ---------                ----
SHARE OPTIONS,END OF THE YEAR        1,479,100               9.28     1,296,200                6.09
                                     =========              =====     =========                ====


The Company has issued options to directors, officers, and employees at December 31, 2003, as follows:

                Options Outstanding                     Options Exercisable
---------------------------------------------------   -----------------------
                                  Weighted
                                   Average   Weighted                  Weighted
     Range of                    Remaining    Average                   Average
     Exercise                  Contractual   Exercise        Shares    Exercise
       Prices  Outstanding   Life in Years      Price   Exercisable       Price
            $            #                          $             #           $
-------------  -----------   -------------   --------   -----------    ---------
  3.38 - 3.60      485,500             2.7       3.55       485,500        3.55
  5.20 - 7.50      555,700             1.3       6.41       555,700        6.41
14.50 - 18.85      190,400             8.8      15.44        43,467       14.50
21.00 - 27.10      247,500             7.6      22.22             -           -
-------------    ---------             ---      -----     ---------       -----
 3.38 - 27.10    1,479,100             3.4       9.28     1,084,667        5.46

The fair value of options granted subsequent to January 1, 2002, is determined at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics that are significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

The estimated fair value of options granted, both at the share market price on the grant date and in excess of the share market price on the grant date, was determined using the following weighted average assumptions:

                                                                   2003                        2002
                                                         ------------------------------   ---------
                                                            GRANTED          GRANTED IN     Granted
                                                          AT MARKET    EXCESS OF MARKET   at Market
                                                         ------------------------------------------
Risk-free interest rate (%)                                    4.42                5.04        4.35
Expected hold period to exercise (years)                        6.1                 9.1         6.0
Volatility in the price of the Company's shares (%)            28.2                28.5        17.5
Dividend yield                                                  0.0                 0.0         0.0
Weighted average fair value per option                         6.61                6.04        4.19

A share-based compensation expense of $600,000 has been recognized in 2003 ($45,000 - 2002).

Stantec Inc. 2003 Annual Report                                               63

12. CUMULATIVE TRANSLATION ACCOUNT

The foreign currency cumulative translation account represents the unrealized gain or loss on the Company's net investment in self-sustaining US-based operations. The change in the cumulative translation account during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.2965 (2002 - 1.5776).

13. INCOME TAXES

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

                                                            2003       2002
                                                               %          %
                                                            ----       ----
Income tax expense at statutory Canadian rates              36.8       39.3
Increase (decrease) resulting from:
   Loss (income) from associated companies accounted
     for on the equity basis                                (0.6)      (0.3)
   Rate differential on foreign income                       0.6       (0.1)
   Non-deductible expenses:
     Meals and entertainment                                 1.4        1.8
     Stock compensation                                      0.6          -
   Non-taxable foreign income net of non-creditable
     withholding taxes                                      (1.6)      (2.4)
   Other                                                    (0.5)       0.7
                                                            ----        ---
                                                            36.7       39.0

Significant components of the Company's future income tax assets and liabilities are as follows:

                                                                        2003       2002
(in thousands of dollars)                                                   $          $
--------------------------------------------------------------         ------     ------
FUTURE INCOME TAX ASSETS
Differences in timing of deductibility of expenses                      6,060       8,035
Loss carryforwards                                                      2,051       1,932
Share issue and other financing costs                                     431         639
Tax cost of property and equipment in excess of carrying value            645         498
Other                                                                     224       1,112
                                                                        -----      ------
                                                                        9,411      12,216
                                                                        =====      ======

                                                                         2003        2002
(in thousands of dollars)                                                             $ $
--------------------------------------------------------------         ------     ------
FUTURE INCOME TAX LIABILITIES
Cash to accrual adjustments on acquisition of US subsidiaries             508       2,108
Differences in timing of taxability of revenues                         9,955       6,590
Carrying value of property and equipment in excess of tax cost          2,970       1,832
Carrying value of intangible assets in excess of tax cost               1,996       1,895
Other                                                                   1,755       2,775
                                                                       ------      ------
                                                                       17,184      15,200

64                                               Stantec Inc. 2003 Annual Report

At December 31, 2003, loss carryforwards of approximately $4,052,000 are available to reduce the taxable income of certain Canadian subsidiaries. These losses expire as set out below:

(in thousands of dollars)                               $
------------------------                   --------------
                                           2006       180
                                           2007       325
                                           2008     1,778
                                           2010       193
                                           2009     1,576
                                                    -----
                                                    4,052
                                                    =====

In addition, the Company has loss carryforwards of approximately $1,249,000 available to reduce the taxable income of certain US subsidiaries that expire at varying times over the next 20 years.

The potential income tax benefits that will result from the application of Canadian and US tax losses have been recognized in these financial statements.

14. EARNINGS PER SHARE

The number of basic and diluted common shares outstanding, as calculated on a weighted average basis, is as follows:

                                                                                            2003        2002
                                                                                               #           #
----------------------------------------------------------------------                ----------  ----------
BASIC SHARES OUTSTANDING                                                              18,329,960  17,987,358
Share options (dilutive effect of 1,419,100 options; 2002 - 1,296,200)                   788,056     812,126
                                                                                      ----------  ----------
DILUTED SHARES OUTSTANDING                                                            19,118,016  18,799,484
                                                                                      ==========  ==========

Stantec Inc. 2003 Annual Report                                               65

15. CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Cash flows from operating activities determined by the indirect method are as follows:

                                                                           2003           2002
(in thousands of dollars)                                                     $              $
-----------------------------------------------------------------       --------       -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year                                                  25,070         20,192
Add (deduct) items not affecting cash:
   Depreciation of property and equipment                                 9,912          9,502
   Amortization of intangible assets                                        925          1,079
   Future income tax                                                      4,508            (46)
   Loss on dispositions of investments and property and equipment            57             89
   Share-based compensation expense                                         600             45
   Share of income from equity investments                                 (580)          (355)
Dividends from equity investments                                             -            175
                                                                        -------         ------
                                                                         40,492         30,681
                                                                        -------         ------
Change in non-cash working capital accounts:
   Accounts receivable                                                   (1,252)         8,174
   Costs and estimated earnings in excess of billings                   (35,239)        (4,673)
   Prepaid expenses                                                         113             29
   Accounts payable and accrued liabilities                              14,050          4,576
   Billings in excess of costs and estimated earnings                     4,951         (2,147)
   Income taxes payable/recoverable                                      (6,222)          (531)
                                                                        -------         ------
                                                                        (23,599)         5,428
                                                                        -------         ------
CASH FLOWS FROM OPERATING ACTIVITIES                                     16,893         36,109
                                                                        =======         ======

16. JOINT VENTURES

The Company participates in joint ventures with other parties as follows:

                                                    PERCENTAGE OWNED
                                                       2003     2002
                                                          %        %
                                                    --------    ----
yyC.T. Joint Venture                                     20       20
Lockerbie Stanley Inc.                                    -       50
Stantec - S&L Partnership                                50       50
Colt Stantec Joint Venture                               50       50
Edmonton International Airports Joint Venture            33        -
Pine Creek Consultants Joint Venture                     33        -
                                                         --       --

Effective December 31, 2003, the Company has an agreement in principle to sell its 50% interest in Lockerbie Stanley Inc. for proceeds equal to the net book value at December 31, 2003. Net assets of $312,000 have been reclassified as assets held for sale and included in accounts receivable as collection of the proceeds is expected within the next year. No gain or loss for accounting or tax purposes arises on the disposition of this interest, and the net loss from the operations recognized in the accounts for 2003 was $78,000.

66                                               Stantec Inc. 2003 Annual Report

A summary of the assets, liabilities, revenues, expenses, and cash flows included in the consolidated financial statements related to joint ventures is as follows:

STATEMENTS OF INCOME                              2003      2002
(in thousands of dollars)                            $         $
---------------------------------------         ------    ------
Gross revenue                                   11,949    11,174
Subconsultant and other direct expenses          9,611    12,529
Administrative and marketing expenses              776       277
                                                ------    ------
Net income for the year                          1,562    (1,632)
                                                ======    ======

BALANCE SHEETS
Current assets                                   1,547     4,374
                                                ======    ======

Current liabilities                              1,583     5,516
                                                ======    ======
STATEMENTS OF CASH FLOWS

Cash flows used in operating activities            (86)     (425)
                                                ======    ======

17. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. During 2003, the Company had seven operating segments of which five have been aggregated into the Consulting Services reportable segment. The two other operating segments, which are below the quantitative thresholds in the recommendations of the Canadian Institute of Chartered Accountants, are disclosed in the Other reportable segment. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer of the Company.

In addition to the above-noted operating segments, corporate administration groups also report to the CEO. Whe repra cticable, the Company allocates these expenses to the operating segments, primarily as a percentage of net revenues. Certain corporate-level operating expenses are not allocated to operating segments. The Company does not allocate net intere stexpense, foreign exchange gains or losses, income from associated companies, or income taxes to its operating segments.

REPORTABLE SEGMENTS

                                                           2003
                                          -----------------------------------
                                          CONSULTING
                                            SERVICES       OTHER        TOTAL
(in thousands of dollars)                          $           $            $
----------------------------------------  ----------      ------      -------
Gross revenue                                455,466       4,476      459,942
Net revenue                                  390,252       1,144      391,396
Depreciation of property and equipment         8,140       1,772        9,912
Amortization of intangible assets                925           -          925
Operating income                              42,789        (489)      42,300
Segment assets                               291,432      35,143      326,575
Expenditures for property and equipment,
   goodwill, and intangible assets            33,337       1,465       34,802

Stantec Inc. 2003 Annual Report                                               67

                                                           2002
                                          -----------------------------------
                                          Consulting
                                            Services       Other        Total
(in thousands of dollars)                          $           $            $
----------------------------------------  ----------      ------     --------
Gross revenue                                423,884       4,572     428,456
Net revenue                                  363,449       1,699     365,148
Depreciation of property and equipment         8,283       1,219       9,502
Amortization of intangible assets              1,079           -       1,079
Operating income                              30,671       4,772      35,443
Segment assets                               245,192      53,809     299,001
Expenditures for property and equipment,
   goodwill, and intangible assets            48,625       1,669      50,294

GEOGRAPHIC INFORMATION

                                           2003                   2002
                                ----------------------   -----------------------
                                          PROPERTY AND              Property and
                                            EQUIPMENT,                Equipment,
                                          GOODWILL,AND             Goodwill, and
                                   GROSS    INTANGIBLE     Gross      Intangible
                                REVENUES        ASSETS  Revenues          Assets
(in thousands of dollars)              $             $         $               $
-------------------------       --------  ------------  --------   -------------
Canada                           290,413       104,088   238,774        76,882
United States                    161,655        37,815   180,296        51,509
International                      7,874           575     9,386           596
-------------                      -----           ---     -----           ---
                                 459,942       142,478   428,456       128,987

Gross revenue is attributed to countries based on the location of work performed.

CUSTOMERS

The Company has a large number of clients in various industries and sectors of the economy. Gross and net revenue are not concentrated in any particular client.

18. SUBSEQUENT EVENTS

Subsequent to the year-end, the Company entered into an agreement, subject to the approval of the vendor's shareholders and regulatory approval, to acquire the shares and businesses of The Sear-Brown Group, Inc.

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

68                                               Stantec Inc. 2003 Annual Report

Board of Directors

NEILSON A. "DUTCH" BERTHOLF, JR.(2)
Phoenix, Arizona
Retired Aviation
Director City of
Phoenix

ROBERT J. BRADSHAW (2)
Toronto,
Ontario
Chairman
Contor Industries Limited

E. JOHN (JACK) FINN(1)
Madison,
Connecticut
Corporate Director

ROBERT E. FLYNN (2)
Winnetka,
Illinois
Corporate
Director

ANTHONY P. FRANCESCHINI
Edmonton,
Alberta
President & CEO
Stantec Inc.

WILLIAM D. GRACE (1), (2)
Edmonton,
Alberta
Corporate
Director

STEPHEN D. LISTER (1)
Toronto,
Ontario
Managing Partner
Imperial Capital Corporation

RONALD P. TRIFFO
Edmonton,
Alberta Chairman
Stantec Inc.

(1)   Audit Committee

(2)   Corporate Governance & Compensation Committee

OFFICERS

RONALD P. TRIFFO
Chairman

ANTHONY P. FRANCESCHINI
President & CEO

DONALD W. WILSON
Vice President & CFO

JEFFREY S. LLOYD
Vice President & Secretary

[PICTURE]

SEATED: (from left) Tony Franceschini, Ron Triffo

STANDING: (from left) Dutch Bertholf, Robert Flynn, Robert Bradshaw, Stephen
      Lister, Bill Grace, Jack Finn

Shareholder Information
TRANSFER AGENT

CIBC Mellon Trust Company Calgary, Alberta

AUDITORS
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

PRINCIPAL BANK

Canadian Imperial Bank of
Commerce

SECURITIES EXCHANGE LISTING
Stantec shares are traded on the
Toronto Stock Exchange
under the symbol STN.

INVESTOR RELATIONS
Stantec Inc.
10160 - 112
Street Edmonton
AB Canada T5K
2L6 Tel: (780)
917-7000 Fax:
(780) 917-7330
ir@stantec.com

ANNUAL MEETING
May 6, 2004
11:00 AM
Stantec Centre
10160 - 112
Street Edmonton AB
Canada

Stantec Inc. 2003 Annual Report                                              69

[STANTEC LOGO]

Principal Offices

Stantec Inc.
10160 - 112
Street Edmonton
AB Canada T5K 2L6
Tel: (780)
917-7000 Fax:
(780) 917-7330
corp@stantec.com

Canada West
200 - 325 - 25th
Street SE Calgary AB
T2A 7H8 Tel: (403)
716-8000 Fax: (403)
716-8049
calgary@stantec.com

Canada Central
49 Frederick Street
Kitchener ON N2H 6M7
Tel: (519) 579-4410
Fax: (519) 579-6733
kitchener@stantec.com

US Southwest & West
8211 South 48th
Street Phoenix AZ
85044 Tel: (602)
438-2200 Fax:
(602) 431-9562
phoenix@stantec.com

US Southeast
801 Jones Franklin Road
Suite 300 Raleigh NC 27606
Tel: (919) 851-6866 Fax:
(919) 851-7024
raleigh@stantec.com

International
10160 - 112 Street
Edmonton AB Canada
T5K 2L6 Tel: (780)
917-7000 Fax:
(780) 917-7330
international@stantec.com

[PICTURE]

Local Offices by
Region

Canada West
Calgary, Alberta
Edmonton,
Alberta
Lethbridge,
Alberta Red
Deer, Alberta
Kamloops, British
Columbia Kelowna,
British Columbia
Surrey, British
Columbia Vancouver,
British Columbia
Victoria, British
Columbia Winnipeg,
Manitoba Regina,
Saskatchewan
Saskatoon, Saskatchewan

Canada Central
Brampton,
Ontario Guelph,
Ontario
Hamilton,
Ontario
Kitchener,
Ontario London,
Ontario Markham,
Ontario
Mississauga,
Ontario Ottawa,
Ontario Toronto,
Ontario Windsor,
Ontario

US Southwest & West
Phoenix, Arizona
Tucson, Arizona
Sacramento,
California Denver,
Colorado Las
Vegas, Nevada
Reno, Nevada Salt
Lake City, Utah

US Southeast
Macon, Georgia
McDonough, Georgia
Charlotte, North
Carolina Raleigh, North
Carolina Winston-Salem,
North Carolina Amherst,
New York Lancaster, New
York Charleston, South
Carolina Columbia, South
Carolina Nashville,
Tennessee Richmond,
Virginia

Caribbean
St. Michael, Barbados
stantec.com

70                                               Stantec Inc. 2003 Annual Report